      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1998



================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


              -----------------------------------------------------



                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                           THE SECURITIES ACT OF 1934


              -----------------------------------------------------




                     BRANDYWINE OPERATING PARTNERSHIP, L.P.
             (Exact Name of Registrant as Specified in Its Charter)



                     Delaware                               23-2862640
         (State or other jurisdiction of                 (I.R.S. Employer
          incorporation or organization)                Identification No.)

               16 Campus Boulevard
                Newtown Square, PA                             19073
     (Address of Principal Executive Offices)                (Zip Code)



       Registrant's telephone number, including area code: (610) 325-5600


        Securities to be registered pursuant to Section 12(b) of the Act:


      Title of Each Class               Name of Each Exchange on Which
      to be so Registered               Each Class is to be Registered
     ---------------------             ---------------------------------
         Not Applicable                         Not Applicable


        Securities to be registered pursuant to Section 12(g) of the Act:

                      Units of General Partnership Interest
                                (Title of Class)

================================================================================

                                TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               -----
Item 1.  Business.................................................................................................1

Item 2.  Financial Information....................................................................................7

Item 3.  Properties..............................................................................................11

Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................13

Item 5.  Directors and Executive Officers........................................................................14

Item 6.  Executive Compensation..................................................................................14

Item 7.  Certain Relationships and Related Transactions..........................................................14

Item 8.  Legal Proceedings.......................................................................................14

Item 9.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.........14

Item 10.  Recent Sales of Unregistered Securities................................................................15

Item 11.  Description of Registrant's Securities to be Registered................................................17

Item 12.  Indemnification of Directors and Officers..............................................................18

Item 13.  Financial Statements and Supplementary Data............................................................19

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure...................19

Item 15.  Financial Statements and Exhibits......................................................................19

Item 1.  Business

General

         Brandywine Operating Partnership, L.P. (the "Operating Partnership") is a Delaware limited partnership active in acquiring, developing, redeveloping, leasing and managing office and industrial properties. Brandywine Realty Trust ("Brandywine" and, collectively with its subsidiaries, the "Company") is the sole general partner of the Operating Partnership and is a self-administered, self-managed and fully integrated real estate investment trust (a "REIT"). Brandywine commenced its operations in 1986 and since August 22, 1996 has owned its assets and conducted its operations through the Operating Partnership. As of March 31, 1998 and June 1, 1998, Brandywine's ownership interest in the Operating Partnership was approximately 98.4% and 97.4%, respectively.

         As of June 1, 1998, the Operating Partnership's portfolio included 151 office properties and 28 industrial facilities (the "Properties") that contained an aggregate of approximately 12.2 million net rentable square feet. As of June 1, 1998, the Properties (excluding three Properties under development or redevelopment) were approximately 94.4% leased to 1,014 tenants and had an average age of approximately 15 years. One hundred forty-four of the 179 Properties (approximately 71.3% of the Company's portfolio based on net rentable square feet) were located in the Suburban Philadelphia Office and Industrial Market. "Suburban Philadelphia Office and Industrial Market" or "Market" means the areas comprised of the following counties: Berks, Bucks, Chester, Delaware, Lehigh, Montgomery and Northampton in Pennsylvania and Burlington and Camden in New Jersey.

         The Properties consist primarily of Class A suburban office and industrial properties. The Operating Partnership considers Class A suburban office and industrial properties to be those that have desirable locations, are well-maintained and professionally managed and have the potential of achieving rental and occupancy rates that are typically at or above those prevailing in their respective markets. Certain of the Properties serve as flex facilities, accommodating office use, warehouse space and research and development activities.

         As of June 1, 1998, the Operating Partnership was in the process of developing two suburban office buildings that are expected to contain an aggregate of approximately 69,000 and 38,000 net rentable square feet, respectively, upon completion. The Operating Partnership expects completion to occur during the fourth quarter of 1998. As of June 1, 1998, the Operating Partnership also owned or held options to purchase approximately 302.5 acres of land for future development.

         In addition, as of June 1, 1998, the Operating Partnership owned economic interests, ranging from 35% to 65%, in eight office development joint ventures (the "Development Entities"). Two of the Development Entities own two suburban office buildings that contain an aggregate of approximately 233,000 net rentable square feet. A third Development Entity is in the process of constructing a suburban office building that is expected to contain approximately 85,000 net rentable square feet upon completion. The Operating Partnership expects this building to be completed during 1998. As of June 1, 1998, the Development Entities also owned or held options to purchase approximately 46.8 acres of land for future development. The Operating Partnership has invested or committed to invest a total of approximately $27.4 million in the Development Entities.

         References in this Form 10 to the number of Properties owned by the Operating Partnership and the square footage in the Operating Partnership's portfolio assume consummation of the Operating Partnership's acquisition of an approximately 209,000 net rentable square foot office property in Frederick, Maryland that is currently under construction. The Operating Partnership agreed to acquire this Property upon completion of its construction. The Operating Partnership expects construction to be completed during the second quarter of 1998.

         The Operating Partnership's business objective is to:

         o maximize cash flow through leasing strategies designed to capture potential rental growth as rental rates increase and as below-market leases are renewed;

         o ensure a high tenant retention rate through an aggressive tenant services program responsive to the varying needs of the Operating Partnership's diverse base of 1,014 tenants as of June 1, 1998;

         o broaden its geographic and economic diversification while maximizing economies of scale;

         o acquire high-quality office and industrial properties and portfolios of such properties at attractive yields in selected submarkets within the Mid-Atlantic region (including Delaware, Maryland, New Jersey, New York, Ohio, Pennsylvania, Virginia and the District of Columbia), which management expects will experience economic growth;

         o capitalize on management's redevelopment expertise to selectively acquire, redevelop and reposition underperforming Properties in desirable locations;

         o acquire land in anticipation of developing office or industrial properties on a build-to-suit basis, under circumstances where significant pre-leasing can be arranged or as otherwise warranted by market conditions;

         o enhance the Operating Partnership's investment strategy through the pursuit of joint venture opportunities with high quality partners having attractive real estate holdings or significant financial resources; and

         o optimize the use of debt and equity financing to create a flexible and conservative capital structure that will enable the Operating Partnership to continue its aggressive growth strategy.

         As a result of its business objectives, the Operating Partnership has recently experienced rapid growth. Between January 1, 1997 and June 1, 1998, the Operating Partnership has acquired 117 office properties containing approximately 8.6 million net rentable square feet and 25 industrial facilities containing approximately 1.7 million net rentable square feet and, together with the Development Entities, has acquired ownership of, or rights to acquire, approximately 349.3 acres of undeveloped land. The aggregate purchase price for the 142 Properties acquired by the Operating Partnership between January 1, 1997 and June 1, 1998 was approximately $986.5 million. The Operating Partnership believes that, through the expertise and extensive relationships of its management and its flexible capital structure, it will continue to identify and capitalize on substantial opportunities for additional real estate investments from a variety of sources, including institutional and private holders of real estate seeking liquidity or reduction in their holdings or tax-deferred dispositions.

         The Operating Partnership expects to continue to concentrate its real estate activities in submarkets within the Mid-Atlantic region where it believes that: (i) barriers to entry (such as zoning restrictions, infrastructure limitations and limited developable land) are likely to create supply constraints on office and industrial space; (ii) current market rents do not justify new construction; (iii) it can maximize market penetration by accumulating a critical mass of properties and thereby enhance operating efficiencies; and (iv) there is potential for economic growth.

         The Operating Partnership's executive offices are located at 16 Campus Boulevard, Newtown Square, Pennsylvania 19073 and its telephone number is (610) 325-5600.

Organization

         The Operating Partnership was organized and commenced its operations in August 1996. Brandywine is the sole general partner of the Operating Partnership and, through its Board of Trustees, manages the activities of the Operating Partnership. Brandywine owns its assets and conducts its operations through the Operating Partnership and subsidiaries of the Operating Partnership. The structure of the Company as an "UPREIT" is designed to permit persons contributing properties or interests in properties to the Company to defer some or all of the tax liability they might otherwise incur. The Operating Partnership conducts its real estate management services through a management company (the "Management Company"). The Operating Partnership, through its ownership of preferred and common stock of the Management Company, is entitled to receive 95% of amounts paid as dividends by the Management Company. See "-- Management Company."

Recent Acquisitions

         At March 31, 1998, the Operating Partnership's portfolio consisted of 167 Properties totaling approximately 11.5 million net rentable square feet, compared to 117 Properties containing approximately 7.1 million net rentable square feet at December 31, 1997, 37 Properties containing approximately 2.0 million net rentable square feet at December 31, 1996, and 24 Properties containing approximately 1.3 million net rentable square feet upon commencement of the Operating Partnership's operations on August 22, 1996. Between April 1, 1998 and June 1, 1998, the Operating Partnership acquired 12 office properties containing approximately 733,000 net rentable square feet for an aggregate purchase price of approximately $90.1 million for a weighted average purchase price of approximately $123 per square foot. The following table sets forth certain information regarding Property acquisitions completed between April 1, 1998 and June 1, 1998:

                                                                                          Percent
                                                                               Net         Leased                       Purchase
                                                                Number       Rentable      as of         Purchase         Price
                                                                  of          Square      June 1,          Price        Per Square
             Property Location                                Properties      Feet         1998        (in 000's)        Foot
---------------------------------------------------          ------------  -----------   ---------    -------------   -----------
OFFICE PROPERTIES

Pennsylvania
           Harrisburg                                             11           411,639     95.0%          $48,500         $ 118

Delaware                                                           1           321,511     99.3%           41,625           129
                                                               ---------       -------     ----           --------        -----


TOTAL - OFFICE PROPERTIES / WEIGHTED AVERAGE                      12           733,150     96.9%          $90,125         $ 123
                                                               =========       =======     ====           =======         =====

Credit Facility

         On January 5, 1998, Brandywine and the Operating Partnership replaced their $150 million secured revolving credit facility (the "1997 Credit Facility") with a $300 million unsecured revolving credit facility (the "Credit Facility"). On March 15, 1998, the maximum amount available to be borrowed under the Credit Facility was increased from $300 million to $330 million. The Credit Facility permits funds to be borrowed at an interest rate equal to the one, two, three or six month LIBOR, plus, in each case, a range of 100 to 137.5 basis points, depending on the Operating Partnership's then existing leverage and debt rating. Alternatively, funds may be borrowed at a Base Rate equal to the higher of (i) the Prime Rate or (ii) the Fed Funds Rate plus 50 basis points. As of June 1, 1998, approximately $326.8 million was outstanding under the Credit Facility and such amounts bore interest at an average rate of 6.9% per annum. The Credit Facility matures on January 5, 2001 and is extendible to January 5, 2002 by the Company in the absence of default and upon payment of a fee. The Credit Facility requires the Operating Partnership to maintain compliance with customary financial and other covenants, including leverage ratios based on gross implied asset value and debt service coverage ratios, limitations on additional indebtedness, liens and distributions and a minimum net worth requirement. A structuring fee equal to .15% of the maximum amount available under the Credit Facility and a commitment fee equal to .15% of the first $150,000,000 of availability under the Credit Facility plus .375% of the second $150,000,000 of availability under the Credit Facility were paid to the lender at the closing of the Credit Facility. In addition, an unused credit fee is payable at the end of each quarter with respect to the portion of the Credit Facility which is unutilized during such quarter. The fee is equal to .15% per annum if at least fifty percent of the available credit under the Credit Facility was utilized, based on daily averages, during such quarter and equal to
 .20% per annum if less than fifty percent of the available credit under the Credit Facility was utilized, based on daily averages, during such quarter. An annual fee in the amount of $25,000 is payable annually in advance to NationsBank, N.A. as compensation for administration of the Credit Facility.

Additional Facility

         On May 7, 1998, Brandywine and the Operating Partnership entered into an unsecured credit facility (the "Additional Facility") with NationsBank, N.A. permitting advances of up to $150 million, subject to certain conditions. As of June 1, 1998, approximately $25.0 million was outstanding under the Additional Facility and such amounts bore interest at an average rate of 7.2% per annum. The Additional Facility matures on November 7, 1998 and, in the absence of a default by the Company, is subject to one two-month extension at the option of the Company upon payment to NationsBank, N.A. of an extension fee equal to one-fourth of one percent of the then principal amount outstanding under the Additional Facility. The Additional Facility enables the Company to borrow funds at an interest rate equal to LIBOR plus 150 basis points (LIBOR plus 175 basis points during the two-month extension period) or, at the Company's option, the Prime Rate plus 25 basis points (Prime Rate plus 50 basis points during the two-month extension period). Amounts repaid by the Company under the Additional Facility are not subject to reborrowing. The Additional Facility incorporates the covenants contained in the Credit Facility. In addition, the Additional Facility contains provisions requiring Brandywine and the Operating Partnership to obtain a debt financing commitment and enter into an underwriting agreement which together will provide sufficient funds for repayment of the Additional Facility. At the closing of the Additional Facility, the Company paid NationsBank, N.A. a $300,000 origination fee.

Mortgage and Other Debt

         Mortgage Indebtedness. The following table sets forth the Operating Partnership's mortgage indebtedness outstanding at March 31, 1998.


                            Properties--Indebtedness

                                                       Principal
                                                        Balance
                                                         as of         Interest           Annual
                                                       March 31,        Rate at            Debt
                                                         1998          March 31,         Service         Maturity       Prepayment
Property / Location                                   (in 000's)         1998          (in 000's)(1)       Date          Premiums
-----------------------------------------             ------------    ------------    --------------     ----------    -------------
Exton, PA
        486 Thomas Jones Way (2)                        $ 6,246         8.00%             $ 159            7/1998          None
        468 Creamery Way(2)
Newtown Square, PA
        Lots 7, 8 and 9                                                                                   7/1998 to
        Newtown Square Business Campus                    1,638         9.00%               905            2/1999          None
Allentown, PA
        7310 Tilghman Street                              2,498         9.25%               257            3/2000            (5)
        6575 Snowdrift Road                               2,283         8.00%                57            7/1998          None

                                                                                                           8/1998,
Reading, PA                                                                                              8/1999 and
        Green Hills (undeveloped land)                    1,500         5.00%               565            8/2000          None
Marlton, NJ
        One Greentree Centre  (3)                         7,096         7.56%               708            1/2002            (6)
        Two Greentree Centre  (3)
        Three Greentree Centre  (3)
Cherry Hill, NJ
        457 Haddonfield Road  (4)                         8,256         8.00%               814            1/1999            (7)
Mt. Laurel, NJ
        1120 Executive Plaza                              5,859         9.875%              832            3/2002            (8)
        1000 Howard Boulevard                             5,717         9.25%               803           11/2004            (9)
Raleigh, NC
        5910 - 6090 Six Forks                             2,642         7.56%               264            1/2002           (10)
East Norriton, PA
        Norriton Office Center                            5,657         8.50%               528           10/2007           (11)
Lawrenceville, NJ
        1009 Lenox Drive                                 15,362         8.75%             1,632            7/2003          None
                                                      ----------                      ----------

        Total Mortgage Indebtedness                    $ 64,754                         $ 7,524
                                                      ==========                      ==========

(1) "Annual Debt Service" is calculated for the twelve-month period ending December 31, 1998 and represents normal principal and interest amortization. For loans that bear interest at a variable rate, the rates in effect at March 15, 1998 have been assumed to remain constant.
(2)  Both of these Properties secure a single loan.
(3)  All of these Properties secure a single loan.
(4) Pursuant to the terms of this loan, the Operating Partnership has the right to borrow up to approximately $1.3 million to fund tenant improvements and leasing commissions and has a current outstanding balance of $805,000.
(5) Two percent through December 31, 1998, which prepayment penalty is reduced by 1% in 1999.
(6) This loan may not be prepaid unless the Six Forks loan is also prepaid. The prepayment penalty equals the greater of 1% of the principal amount prepaid or a yield maintenance premium.
(7)  One percent of the portion of the loan prepaid.
(8) No prepayment is permitted until November, 1999, at which time the loan can be prepaid in full (but not in part) along with a penalty equal to the greater of 1% of this outstanding principal balance being prepaid or a yield maintenance premium.
(9) No prepayment is permitted until March, 1999, at which time the loan can be prepaid in full (but not in part) along with a penalty equal to the greater of 1% the outstanding principal balance being prepaid or a yield maintenance premium.
(10) This loan may be prepaid without prepayment of the loan secured by One Greentree Centre, Two Greentree Centre and Three Greentree Centre, provided certain loan-to-value ratios and coverage tests with regard to the Greentree Centre loan are satisfied and upon payment of a premium equal to the greater of 1% of the principal amount prepaid or a yield maintenance premium.
(11) No prepayment is permitted until September, 2000, at which time the loan can be prepaid in full along with a penalty at a yield maintenance based upon treasury rates.

         Other Indebtedness. The Operating Partnership incurred unsecured debt in the principal amount of $3.8 million on November 14, 1996 in connection with its acquisition of a property portfolio. The debt does not bear interest and is payable in two installments: $2.5 million on June 30, 1998 and $1.3 million on December 31, 1999. The Operating Partnership recorded a $548,000 adjustment to the purchase price and a corresponding reduction in debt to reflect the fair value of the note payable to the seller and will accrue interest expense to the date of maturity.

         Guaranties. As of June 1, 1998, the Operating Partnership has guaranteed: (i) repayment of a $16.8 million construction loan made to a Development Entity; and (ii) repayment of a $500,000 loan made to a Development Entity. Payment under these guaranties would constitute loan obligations of, or preferred equity positions in, the applicable Development Entity in favor of the Operating Partnership.

Management Company

         The Operating Partnership conducts its real estate management services business through the Management Company. The Operating Partnership manages, through the Management Company, certain of the Properties and additional properties on behalf of unaffiliated third parties. As of March 31, 1998, the Management Company was managing properties containing an aggregate of approximately 11.6 million net rentable square feet, of which approximately 11.5 million net rentable square feet related to Properties then owned by the Operating Partnership or subject to purchase options held by the Operating Partnership, and approximately 102,000 net rentable square feet related to properties owned by unaffiliated third parties. Through its ownership of 100% of the preferred stock and 5% of the common stock of the Management Company, the Operating Partnership is entitled to receive 95% of amounts paid as dividends by the Management Company.

Industry Segments

         The Operating Partnership operates in one industry segment. The Operating Partnership does not have any foreign operations and its business is not seasonal.

Competition

         The leasing of real estate is highly competitive. The Properties compete for tenants with similar properties located in its markets primarily on the basis of location, rent charged, services provided, and the design and condition of the improvements. The Operating Partnership also experiences competition when attempting to acquire real estate, including competition from domestic and foreign financial institutions, other REIT's, life insurance companies, pension trusts, trust funds, partnerships and individual investors.

Possible Environmental Liabilities

         Under various Federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. All of the Properties have been subject to a Phase I or similar environmental site assessment (which involves general inspections without soil sampling or groundwater analysis) completed by independent environmental consultants. Except as indicated below with respect to 110 Summit Drive at the Whitelands Business Park in Exton, Pennsylvania (the " Whitelands Property") and the Affected Properties at the Paint Works (as defined below), the Operating Partnership is not aware of any environmental liability with respect to the Properties that management believes would have a material adverse effect on the Operating Partnership.

         An environmental assessment has identified environmental contamination of potential concern with respect to the Whitelands Property. Petroleum products, solvents and heavy metals were detected in the groundwater. These contaminants are believed to be associated with debris deposited by third parties in a quarry formerly located on the Whitelands Property. The Whitelands Property previously appeared on the Comprehensive Environmental Response Compensation and Liability Information System List, a list maintained by the United States Environmental Protection Agency (the "EPA") of abandoned, inactive or uncontrolled hazardous waste sites which may require cleanup. The EPA conducted a preliminary assessment of the Whitelands Property in 1984, and subsequently the Whitelands Property was removed from the list. While the Operating Partnership believes it is unlikely that it will be required to undertake remedial action with respect to such contamination, there can be no assurance in this regard. If the Operating Partnership were required to undertake remedial action on the Whitelands Property, it has been indemnified through August 2001 against the cost of such remediation by Safeguard Scientifics, Inc. ("SSI") subject to a limitation of approximately $2.0 million. In the event SSI is unable to fulfill its obligations under its indemnity agreement or the Operating Partnership is required to undertake remedial action after the expiration of the indemnity, the costs associated with any remediation could materially and adversely impact the Operating Partnership. Because the Operating Partnership does not believe that any remediation at the Whitelands Property is probable, no amounts have been accrued for any such potential liability.

         An environmental assessment has identified environmental contamination at land acquired by the Operating Partnership as part of its acquisition of certain Properties that include 6 East Clementon and 1, 4, 5, 7 and 10 Foster Avenue and an adjacent parking lot. These Properties (the "Affected Properties") and certain non-affected Properties are commonly referred to as the Paint Works Corporate Center ("Paint Works"). Volatile organic compounds, semi-volatile organic compounds and metals were detected in the groundwater, surface soils and sub-surface soils, principally on land acquired by the Operating Partnership that is adjacent to the buildings located on the Affected Properties. These contaminants are associated with the use by prior owners and operators of the properties and are believed to be associated with the historic use of the Affected Properties as a paint and varnish factory since the mid-nineteenth century. The Affected Properties have been the subject of investigation by the New Jersey Department of Environmental Protection ("NJDEP") since the mid-1970's. The NJDEP has issued two directives to the former owners and operators of the site, ordering them to investigate and remediate the contamination at the site. The NJDEP has also entered into two administrative consent orders (the "ACO's") with Sherwin-Williams, the former owner and operator primarily responsible for the environmental contamination at the site, pursuant to which

Sherwin-Williams has agreed to investigate and commence certain remediation. The NJDEP has provided written assurances to the Company that the NJDEP will not require the Company to investigate or remediate the site so long as Sherwin-Williams continues to comply with the ACO's. In addition to the foregoing, the NJDEP has also issued a letter of non-applicability for the remainder of the Paint Works properties owned by the Operating Partnership at the site. The Operating Partnership has also been indemnified against Sherwin-Williams' failure to comply with the ACO's and from any migration of the aforesaid compounds onto the adjacent Operating Partnership-owned properties which are not part of the Affected Properties by PWCCW, a New Jersey general partnership, and Robert K. Scarborough (collectively, "Scarborough"). In the event that Sherwin-Williams ceases to comply with the ACO's and Scarborough is unable to fulfill its obligations under its agreement with the Operating Partnership, the Operating Partnership could potentially be responsible for costs associated with any remediation. Because the Operating Partnership does not believe that the occurrence of both of these events is probable, no amounts have been accrued for any such potential liability.

         No assurance can be given that existing environmental studies with respect to the Properties reveal all environmental liabilities or that any prior owner of any such property did not create any material environmental condition not known to the Operating Partnership. Moreover, no assurance can be given that: (i) future laws, ordinances or regulations will not impose any material environmental liability on the Operating Partnership, or (ii) the current environmental condition of the Properties will not be affected by tenants and occupants of the Properties, by the condition of properties in the vicinity of the Properties (such as the presence of underground storage tanks) or by third parties unrelated to the Operating Partnership.

Employees

         As of March 31, 1998, the Operating Partnership had no employees and the Company had 129 employees.

Legal Proceedings

         The Operating Partnership is not currently involved in any material legal proceedings nor, to the Operating Partnership's knowledge, is any material legal proceeding currently threatened against it, other than routine litigation arising in the ordinary course of business, substantially all of which is expected to be covered by existing liability insurance.

Interests in the Operating Partnership

         Economic interests in the Operating Partnership are evidenced by units of partnership interest ("Units"). The interest of the general partner is evidenced by general partner units ("GP Units"), and interests of the limited partners are evidenced by limited partner units ("LP Units"). The limited partners of the Operating Partnership are persons who received LP Units in connection with their contributions of direct or indirect interests in certain Properties to the Operating Partnership. As of the date of this Form 10, the Operating Partnership has only one class of LP Units outstanding, although the Operating Partnership is permitted under its agreement of limited partnership (the "Partnership Agreement") to issue additional classes or series of partnership interest that have such rights, privileges, preferences and designations as Brandywine, as the general partner, may specify.

         Although the Partnership Agreement does not obligate Brandywine to contribute net proceeds of any equity offering to the Operating Partnership, the Partnership Agreement provides that if Brandywine contributes the net proceeds of a Common Share offering to the Operating Partnership, the Operating Partnership shall issue to Brandywine a number of GP Units equal to the number of Common Shares so issued.

         Holders of LP Units have the right, subject to certain time restrictions, to tender their LP Units to the Operating Partnership for redemption for cash equal to the fair market value of a common share of beneficial interest, par value $.01 per share ("Common Share"), of Brandywine at the time of such redemption. Brandywine, at its option, may elect to acquire any such LP Unit presented for redemption for either one Common Share or cash.

Brandywine presently anticipates that it will elect to issue Common Shares to acquire LP Units tendered for redemption, rather than paying cash. With each such redemption, Brandywine's percentage ownership interest in the Operating Partnership will increase. In addition, whenever Brandywine issues Common Shares, Brandywine anticipates that it will contribute the net proceeds of the issuance to the Operating Partnership and the Operating Partnership will issue an equivalent number of GP Units to Brandywine.


Item 2.  Financial Information

Selected Financial Data


(in thousands, except per Unit/share data and number of properties)


                                                                      Brandywine Operating Partnership, L.P.
                                                         -----------------------------------------------------------------
                                                                 Three months ended                        For the period
                                                                      March 31,               Year ended   August 22, 1996
                                                         ----------------------------------   December 31, to December 31,
                                                               1998               1997           1997            1996
                                                         -----------------   --------------  -----------    --------------
Operating Results:
Total revenue                                               $  33,102            $ 8,598       $ 61,060        $  7,202
Income (loss) from continuing operations                        8,933              2,144         15,377             (26)
Income (loss) from continuing operations
   per Unit/Common Share - diluted                          $    0.28            $  0.22        $  0.95        $  (0.01)
 Cash distributions declared per Common
   Share/Unit                                               $    0.37             $ 0.35        $  1.44        $   0.46

Balance Sheet Data:
Real estate investments, net of
  accumulated depreciation                                  $1,045,154          $ 208,825      $ 563,557       $ 151,901
Total assets                                                 1,106,344            236,354        621,481         178,326
Total mortgage and notes payable and notes
  payable under Credit Facility                                347,470             46,848        163,964          36,644
Total liabilities                                              378,499             56,549        181,576          43,558
Limited partner capital interest/Minority interest              23,775              8,091         17,774           7,792
Partners'/Beneficiaries' equity                                704,070            171,714        422,131         126,976

Other Data:
Cash flows provided by (used in):
  Operating activities                                       $  21,468            $ 5,093       $ 33,572       $   2,107
  Investing activities                                        (452,622)           (60,003)      (418,256)        (24,834)
  Financing activities                                         439,754             55,029        395,847          40,845

Property Data:
Number of properties owned at period end                           167                 50            117              37
Net rentable square feet owned at
  period end                                                    11,470              2,557          7,131           1,994

[Restubed Table]

                                                                            Brandywine Realty Trust
                                                       -----------------------------------------------------------------
                                                       For the period
                                                       January 1, 1996              Year ended December 31,
                                                        to August 21,     --------------------------------------------
                                                            1996            1995             1994            1993
                                                       ---------------   -----------     ------------  --------------
Operating Results:
 Total revenue                                            $  2,828         $ 3,666          $ 4,192          $    -
Income (loss) from continuing operations                       (91)           (824)          (1,841)          2,468
Income (loss) from continguing operations -
   per Unit/Common Share (diluted)                        $  (0.14)        $ (1.33)         $ (0.64)         $ 3.99
 Cash distributions declared per Common
   Share/Unit                                             $   0.36          $ 1.65          $  4.71          $    -

Balance Sheet Data:
 Real estate investments, net of
   accumulated depreciation                               $ 24,329        $ 13,709          $13,948          $    -
Total assets                                                27,189          17,105           17,873           4,604
Total mortgage and notes payable and notes
  payable under Credit Facility                             19,243           8,931            6,899               -
Total liabilities                                           19,826           9,761            8,684              68
Limited partner capital interest/Minority interest               -               -                -               -
Partners'/Beneficiaries' equity                              7,363           7,344            9,189           4,536

Other Data:
Cash flows provided by (used in):
   Operating activities                                      $ 461           $ 497          $  (628)         $    -
  Investing activities                                     (10,567)           (701)           9,559           2,469
  Financing activities                                       9,427            (722)          (9,635)              -

Property Data:
Number of properties owned at period end                         4               4                4               7
Net rentable square feet owned at
  period end                                                   255             255              255             546

Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion should be read in conjunction with the financial statements appearing elsewhere herein. The results of operations, liquidity and capital resources and cash flows of the Operating Partnership include the historical results of operations of the Properties held by the Operating Partnership (or Brandywine for those periods prior to August 22, 1996) during the three months ended March 31, 1998 and 1997 and during the years ended December 31, 1997, 1996 and 1995. This Form 10 contains forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Operating Partnership to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Although the Operating Partnership believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, there can be no assurance that these expectations will be realized. Factors that could cause actual results to differ materially from current expectations include changes in general economic conditions, changes in local real estate conditions, changes in industries in which the Operating Partnership's principal tenants compete, the failure to timely lease unoccupied space, the failure to timely re-lease occupied space upon expiration of leases, the inability to generate sufficient revenues to meet debt service payments and operating expenses, the unavailability of financing and the failure of the Operating Partnership to manage its growth effectively.

Overview

         The Operating Partnership believes it has established an effective platform in the suburban Philadelphia, Pennsylvania market that provides a foundation for achieving the Operating Partnership's goal of maximizing market penetration and operating economies of scale. The Operating Partnership believes this platform provides a basis to continue its penetration into additional targeted markets in the Mid-Atlantic United States through strategic acquisitions intended to maximize Unit value.

         In 1997, the Operating Partnership purchased 80 office and industrial properties for an aggregate purchase price of approximately $403.7 million and invested approximately $5.5 million in unconsolidated real estate ventures, which are referred to elsewhere in this Form 10 as Development Entities. The Operating Partnership continued its growth during the three months ended March 31, 1998. During this period, the Operating Partnership acquired 50 office and industrial properties for an aggregate purchase price of approximately $492.7 million and invested approximately $1.8 million in unconsolidated real estate ventures (the "First Quarter Acquisitions"). These acquisitions and investments increased the Operating Partnership's market share in the Suburban Philadelphia Office and Industrial Market, and expanded the Operating Partnership's presence into several other markets within Maryland, Delaware and New Jersey.

         The 1997 acquisitions were financed through a combination of proceeds received by the Company from four public offerings of an aggregate of approximately 15.4 million Common Shares which raised gross proceeds of approximately $323.7 million (which were contributed to the Operating Partnership in exchange for approximately 15.4 million GP Units), borrowings under the Company's revolving credit facility and the issuance of 389,976 LP Units valued at approximately $9.5 million. The First Quarter Acquisitions were financed through a combination of proceeds received by the Company from three public offerings of an aggregate of approximately 12.6 million Common Shares which raised gross proceeds of approximately $303.4 million (which were contributed to the Operating Partnership in exchange for approximately 12.6 million GP Units), borrowings under the Company's revolving credit facility and the issuance of 153,036 LP Units valued at approximately $3.6 million.

         During the period from April 1, 1998 through June 1, 1998, the Operating Partnership acquired 12 additional office properties containing an aggregate of approximately 733,000 net rentable square feet for a total purchase price of approximately $90.1 million and invested approximately $4.0 million in unconsolidated real estate ventures. These acquisitions and investments expanded the Operating Partnership's presence into Harrisburg, Pennsylvania while reinforcing the Operating Partnership's presence in Delaware and the Suburban Philadelphia Office and Industrial Market.

         The Operating Partnership receives income primarily from rental revenue (including tenant reimbursements) from the Properties and, to a lesser extent, from the management of certain properties owned by third parties. The Operating Partnership expects that revenue growth in the next two years will result primarily from additional acquisitions, as well as from rent increases in its current portfolio.

Results of Operations

         For discussion purposes, (i) the results of operations for the year ended December 31, 1996 combine the operating results of Brandywine, the Operating Partnership's predecessor, for the period from January 1, 1996 to August 21, 1996 and the operating results of the Operating Partnership for the period from August 22, 1996 to December 31, 1996 and (ii) the results of operations for the year ended December 31, 1995 reflect the operating results of Brandywine for such year.

Comparison of the Three Months Ended March 31, 1998 to the Three Months Ended March 31, 1997

         Net income before extraordinary items for the three months ended March 31, 1998 was $8.9 million compared with net income of $2.1 million for the corresponding period in 1997. The increase was primarily attributable to the operating results contributed by the 130 properties acquired by the Operating Partnership between January 1, 1997 and March 31, 1998. The extraordinary item included in the statement of operations for the three months ended March 31, 1998 reflects the Operating Partnership's write-off of costs associated with its then existing secured credit facility which was replaced by an unsecured credit facility (see "Liquidity and Capital Resources" for further discussion).

         Revenues, which include rental income, recoveries from tenants and other income, increased by $24.5 million for the three months ended March 31, 1998 as compared to the corresponding prior year period primarily as a result of property acquisitions and, to a lesser extent, increased occupancy. The impact of the straight-line rent adjustment increased revenues by $924,000 for the three months ended March 31, 1998.

         Property operating expenses, depreciation and amortization and management fees increased in the aggregate by $13.7 million for the three months ended March 31, 1998 as compared to the corresponding prior year period primarily as a result of property acquisitions. Interest expense increased by $3.4 million as a result of additional indebtedness incurred to finance certain of the Operating Partnership's acquisitions. Administrative expenses increased by approximately $467,000 primarily as a result of management and staffing additions to support the Company's growth.

Comparison of the Year Ended December 31, 1997 to the Year Ended December 31,
1996

         Net income for the year ended December 31, 1997 was $15.4 million compared with a net loss of $117,000 for the corresponding period in 1996. The increase in net income was primarily attributable to the operating results contributed by the 112 properties acquired from August 22, 1996 through December 31, 1997, and to a lesser extent attributable to a 1.9% increase in occupancy from 1996 to 1997 at Properties owned on December 31, 1996.

         Revenues, which include rental income, recoveries from tenants and other income, increased by $51.0 million for the year ended December 31, 1997 as compared to the corresponding prior year period primarily as a result of property acquisitions and, to a lesser extent, increased occupancy. The impact of the straight-line rent adjustment increased revenues by $1.7 million for the year ended December 31, 1997.

         Property operating expenses, depreciation and amortization and management fees increased in the aggregate by $31.5 million for the year ended December 31, 1997 as compared with the prior year period primarily as a result of property acquisitions. Interest expense increased by $4.3 million as a result of additional indebtedness incurred to finance certain of the Operating Partnership's acquisitions.

Comparison of the Year Ended December 31, 1996 to the Year Ended December 31,
1995

         The Operating Partnership had a net loss of $117,000 for the year ended December 31, 1996 compared with a net loss of $819,000 for the corresponding period in 1995. Revenues, which include rental income, recoveries from tenants and other income, increased by $6.4 million for the year ended December 31, 1996 as compared to 1995 primarily as a result of property acquisitions. These increases were primarily attributable to the operating results contributed by the 33 properties acquired during 1996. The impact of the straight-line rent adjustment increased revenues by $337,000 for the year ended December 31, 1996.

         Property operating expenses, depreciation and amortization and management fees increased in aggregate by $3.5 million for the year ended December 31, 1996 as compared with the prior year period primarily as a result of property acquisitions. Interest expense increased by $2.0 million as a result of additional indebtedness incurred to finance certain of the Operating Partnership's acquisitions.

Liquidity and Capital Resources

         During the three months ended March 31, 1998, the Operating Partnership generated $21.5 million in cash flow from operating activities. Other sources of cash flow consisted of (i) $163.1 million in net additional borrowings under the Operating Partnership's revolving credit facility and (ii) $287.5 million in net proceeds from share issuances. During the three months ended March 31, 1998, the Operating Partnership used its cash to (i) finance the cash portion ($445.0 million) of the acquisition cost of 50 Properties, (ii) invest $1.8 million in unconsolidated real estate ventures, (iii) fund capital expenditures and leasing commissions of $4.8 million, (iv) pay distributions totaling $8.8 million to Brandywine and its other partners, (v) pay scheduled amortization on mortgage principal of $0.6 million, (vi) increase escrowed cash by $1.0 million, (vii) pay other debt costs of $1.4 million and (viii) increase existing cash reserves by $8.6 million.

         During the year ended December 31, 1997, the Operating Partnership generated $33.6 million in cash flow from operating activities. Other sources of cash flow consisted of (i) $115.2 million in net additional borrowings under the Operating Partnership's revolving credit facility, (ii) $0.4 million in additional mortgage notes payable, (iii) $305.1 million in net proceeds from share issuances and (iv) escrowed cash of $1.8 million. During the year ended December 31, 1997, the Company used an aggregate $456.1 million to (i) finance the cash portion ($406.9 million) of the acquisition cost of 80 Properties, (ii) invest $5.5 million in unconsolidated real estate ventures, (iii) fund capital expenditures and leasing commissions of $7.7 million, (iv) pay distributions totaling $18.5 million to Brandywine and its other partners, (v) pay scheduled amortization on mortgage principal of $1.0 million, (vi) satisfy $3.5 million of mortgage notes payable, (vii) purchase LP Units in the Operating Partnership for $0.5 million, (viii) pay other debt costs of $1.3 million and (ix) increase existing cash reserves by $11.2 million.

Capitalization

         During the first quarter of 1998, the Operating Partnership replaced the 1997 Credit Facility with the 1998 Credit Facility. The interest rate borne by the 1998 Credit Facility may be reduced by 37.5 to 75 basis points depending on the Company's leverage and credit rating. On May 20, 1998, the 1998 Credit Facility received an investment grade rating, reducing the interest rate by an additional 60 basis points. The 1998 Credit Facility matures on January 5, 2001 and is extendible, under certain circumstances, at the Company's option to January 5, 2002.

         As of March 31, 1998, the Operating Partnership had approximately $347.5 million of debt outstanding, consisting of mortgage loans totaling $69.2 million and notes payable under the 1998 Credit Facility of $278.3 million. The mortgage loans mature between July 1998 and November 2004. As of March 31, 1998, the Operating Partnership had $51.7 million of remaining availability under the 1998 Credit Facility, which provides for total borrowings up to $330 million and bore interest at a per annum floating rate equal to the 30, 60 or 90-day LIBOR, plus 137.5 basis points. For the three months ended March 31, 1998, the weighted average interest rates on the Operating Partnership's debt were 7.1% and 8.3% for borrowings under the 1998 Credit Facility and mortgage notes payable, respectively.

         Primarily, to provide financing for the Operating Partnership's property acquisitions, on May 7, 1998 Brandywine and the Operating Partnership entered into an unsecured credit facility (the "Additional Facility") with NationsBank, N.A. permitting advances of up to $150 million, subject to certain conditions. The Additional Facility matures on November 7, 1998, subject to a two-month extension under certain circumstances, and allows the Operating Partnership to borrow funds at an interest rate equal to LIBOR plus 150 basis points or, at the Operating Partnership's option, the Prime Rate plus 25 basis points. Amounts repaid by the Operating Partnership under the Additional Facility are not subject to reborrowing. The Additional Credit Facility incorporates the covenants contained in the 1998 Credit Facility.

         During the period January 1, 1998 through March 31, 1998, Brandywine sold an aggregate 12,642,741 Common Shares for gross proceeds of $303.4 million pursuant to 3 public offerings, which proceeds were contributed to the Operating Partnership in exchange for 12,642,741 GP Units.

Short and Long Term Liquidity

         The Operating Partnership believes that its cash flow from operations is adequate to fund its short-term liquidity requirements for the foreseeable future. Cash flow from operations is generated primarily from rental revenues and operating expense reimbursements from tenants and management services income from the provision of services to third parties. The Operating Partnership intends to use these funds to meet its short-term liquidity needs, which are to fund operating expenses, debt service requirements, recurring capital expenditures, tenant allowances, leasing commissions and the minimum distribution required to maintain Brandywine's REIT qualification under the Internal Revenue Code.

         As of March 31, 1998, the Operating Partnership had entered into guaranties, and agreements contemplating the provision of guaranties, for the benefit of unconsolidated real estate ventures, aggregating approximately $33.3 million. Payment under these guaranties would constitute loan obligations of, or preferred equity positions in, the applicable unconsolidated real estate venture.

         The Operating Partnership expects to meet its long-term liquidity requirements, such as for property acquisitions and development, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements, through the 1998 Credit Facility and other long-term secured and unsecured indebtedness and the issuance of additional Units and the receipt of additional cash contributions from Brandywine representing the proceeds of Brandywine's issuance of equity securities.

Year 2000 Issue

         The Operating Partnership has recognized the need to ensure that its systems, equipment and operations will not be adversely impacted upon the arrival of the calendar year 2000. The Operating Partnership has initiated the process of identifying potential areas of risk and the related effects on planning, purchasing and daily operations. The Operating Partnership has not quantified the potential adverse impact resulting from the failure of third party suppliers and tenants to prepare for the year 2000. However, the Operating Partnership does not anticipate the total cost of successfully converting all internal systems, equipment and operations to year 2000 compliance to be material.

Inflation

         A majority of the Operating Partnership's leases provide for separate escalations of real estate taxes and operating expenses either on a triple net basis or over a base amount. In addition, many of the office leases provide for fixed base rent increases or indexed escalations (based on the CPI or other measure). The Operating Partnership believes that inflationary increases in expenses will be significantly offset by the expense reimbursement and contractual rent increases.

Item 3.  Properties

         As of March 31, 1998, the Operating Partnership owned a portfolio of 139 office properties and 28 industrial facilities that contained an aggregate of approximately 11.5 million net rentable square feet. One hundred forty-four of the Properties (approximately 75.8% of the Operating Partnership's portfolio based on net rentable square feet) were located in the Suburban Philadelphia Office and Industrial Market. As of March 31, 1998, the Properties (excluding three Properties under development or redevelopment) were approximately 93.3% leased to 967 tenants. The office Properties are primarily one to three story suburban office buildings containing an average of 68,818 net rentable square feet. The industrial Properties accommodate a variety of tenant uses including light manufacturing, assembly, distribution and warehousing. The Operating Partnership carries comprehensive liability, fire, extended coverage and rental loss insurance covering all of the Properties, with policy specifications and insured limits which the Operating Partnership believes are adequate.

         The following table sets forth certain information with respect to the Properties at March 31, 1998:

                                                                 Net           Percentage
                                                               Rentable        Leased as of
                                                Year            Square          March 31,
              Property Name                     Built            Feet           1998 (1)
-------------------------------------------  ------------    -------------     -------------
OFFICE PROPERTIES

NORTHERN PHILADELPHIA SUBURBS

Horsham/Willow Grove/Jenkingtown, PA

   700 Business Center Drive          (2)         1986           82,009            99.2%
   800 Business Center Drive          (2)         1986


   One Progress Avenue                            1986           79,204           100.0%

   500 Enterprise Road                            1990           67,800            98.5%


   300 Welsh Road                                 1980           57,793           100.0%


   1155 Business Center Drive                     1990           51,388            94.9%


   650 Dresher Road                               1984           30,138           100.0%

   655 Business Center Drive                      1997           30,000            72.1%
                                                                -------          -------

                                                                398,332            96.8%
                                                                -------          -------

Blue Bell/Plymouth Meeting/Fort Washington

   501 Office Center Drive                        1974          110,514            74.6%


   920 Harvest Drive                              1990          104,505           100.0%


   500 Office Center Drive                        1974          100,447            97.8%

                                                                  Net                 Percentage
                                                                Rentable             Leased as of
                                         Year                    Square                March 31,
           Property Name                 Built                    Feet                 1998 (1)
----------------------------------    ------------            ------------          ------------
 323 Norristown Road                      1988                    79,083                100.0%


 160 - 180 West Germantown Pike           1982                    73,750                100.0%

 321 Norristown Road                      1988                    60,384                 99.4%




 2240/50 Butler Pike                      1984                    52,183                 99.4%


 520 Virginia Drive                       1987                    48,122                100.0%

 220 Commerce Drive                       1985                    46,366                100.0%


 2260 Butler Pike                         1984                    31,892                100.0%


 120 West Germantown Pike                 1984                    30,546                100.0%



 140 West Germantown Pike                 1984                    25,947                 98.7%
                                                             ------------             -----------



                                                                 763,739                 95.9%
                                                             ------------             -----------


Southern Bucks County

 3329 Street Road -Greenwood Square(2)    1985                   165,929                 75.8%
 3331 Street Road -Greenwood Square(2)    1986
 3333 Street Road -Greenwood Square(2)    1988

105 Terry Drive                           1982                    84,730                 94.2%


2010 Cabot Boulevard                      1985                    53,421                 98.9%

                                                                  Net                Percentage
                                                               Rentable             Leased as of
                                              Year              Square                March 31,
              Property Name                   Built              Feet                 1998 (1)
-------------------------------------------------------      -------------          -------------
140 Terry Drive                           1982                   43,929                  93.3%



2000 Cabot Boulevard                      1985                   39,969                  81.4%



3000 Cabot Boulevard                      1986                   34,640                  96.3%



2260/70 Cabot Boulevard                   1984                   29,638                  95.4%



2005 Cabot Boulevard                      1985                   22,000                 100.0%
                                                            -------------           -------------

                                                                474,256                  87.6%
                                                            -------------           -------------

TOTAL NORTHERN PHILADELPHIA SUBURBS                           1,636,327                  93.7%
                                                           -------------            -------------


WESTERN PHILADELPHIA SUBURBS

Southern Route 202 Corridor, PA

   486 Thomas Jones Way                   1990                   51,500                  80.5%




   855 Springdale Drive                   1986                   50,750                 100.0%

   456 Creamery Way                       1987                   47,604                 100.0%

   110 Summit Drive                       1985                   43,660                 100.0%



   1336 Enterprise Drive                  1989                   38,470                 100.0%

   468 Creamery Way                       1990                   28,934                 100.0%

                                                                   Net                Percentage
                                                                Rentable             Leased as of
                                          Year                   Square               March 31,
              Property Name               Built                   Feet                1998 (1)
-------------------------------------  ----------             -------------         -------------
   748 Springdale Drive                   1986                    13,844                100.0%
                                                              -------------         -------------


                                                                 274,762                  96.3%
                                                              -------------         -------------

Main Line, PA

   300 Berwyn Park                        1989                   107,919                 100.0%



   200 Berwyn Park                        1987                    76,065                  100.0%



   16 Campus Boulevard                    1990                    65,463                  100.0%



   1974 Sproul Road                       1995                    62,934                  99.0%




   426 Lancaster Avenue                   1990                    61,102                 100.0%


   100 Berwyn Park                        1986                    58,612                  98.5%


   18 Campus Boulevard                    1990                    37,700                  47.6%
                                                              -------------         -------------



                                                                 469,795                  95.5%
                                                              -------------         -------------

King of Prussia / Valley Forge

   751-761 Fifth Avenue                   1967                   158,000                 100.0%

   640 Freedom Business Center (3)        1991                   132,000                 100.0%

   7000 Geerdes Boulevard                 1988                   112,905                 100.0%

   1111 Old Eagle School Road             1962                   107,000                 100.0%

                                                                  Net                Percentage
                                                               Rentable             Leased as of
                                          Year                  Square                 March 31,
              Property Name               Built                  Feet                  1998 (1)
------------------------------------- ------------          -------------           -------------
   500 North Gulph Road                   1979                   92,851                  99.9%



   620 Freedom Business Center            1986                   86,559                 100.0%


   630 Freedom Business Center            1989                   86,291                  99.9%


   741 First Avenue                       1966                   77,184                 100.0%

   610 Freedom Business Center            1985                   63,031                  99.6%



   680 Allendale Road                     1962                   52,528                 100.0%

   650 Park Avenue                        1968                   51,711                 100.0%


   875 First Avenue                       1966                   50,000                 100.0%

   630 Clark Avenue                       1960                   50,000                 100.0%

   620 Allendale Road                     1961                   50,000                 100.0%


   600 Park Avenue                        1964                   39,000                 100.0%

   2490 Boulevard of the Generals         1975                   20,600                 100.0%

                                                              1,229,660                 100.0%
                                                             -------------          -------------

Bala Cynwyd

   111 Presidential Boulevard             1997                  173,079                  99.4%
                                                             -------------          -------------

TOTAL WESTERN PHILADELPHIA SUBURBS                            2,147,296                  98.5%
                                                             -------------          -------------

READING / ALLENTOWN, PA

   100-300 Gundy Drive                    1970                  443,165                  83.8%


   100 Katchel Blvd                       1970                  131,076                  97.5%

                                                                   Net               Percentage
                                                                Rentable            Leased as of
                                         Year                    Square               March 31,
              Property Name              Built                    Feet                 1998 (1)
-----------------------------------   -----------            -------------          -------------
   1105 Berkshire Boulevard               1987                   68,984                  91.4%


   6575 Snowdrift Road                    1988                   46,250                 100.0%

   7248 Tilghman Street                   1987                   42,863                  93.8%



   7310 Tilghman Street                   1985                   40,000                  78.0%


   1150 Berkshire Boulevard               1979                   26,821                  91.7%

                                                                799,159                  88.1%
                                                             -------------          -------------

SOUTHERN NEW JERSEY

Burlington County

   10000 Midlantic Drive                  1990                  175,573                  96.2%


   2000 Midlantic Drive                   1989                  121,658                  84.9%



   1000 Howard Boulevard                  1988                  105,312                  99.6%


   1000 Atrium Way                        1989                   96,660                  90.3%





   1120 Executive Boulevard               1987                   95,124                  93.0%


   15000 Midlantic Drive                  1991                   84,056                 100.0%


   Three Greentree Centre                 1984                   69,101                  88.2%

                                                                  Net                Percentage
                                                               Rentable             Leased as of
                                           Year                 Square                March 31,
              Property Name               Built                  Feet                  1998 (1)
----------------------------------   --------------          -------------          -------------
   9000 Midlantic Drive                   1989                   67,299                 100.0%

   4000/5000 West Lincoln Drive           1982                   60,010                  89.9%

   1000/2000 West Lincoln Drive           1982                   60,001                  95.2%

   Two Greentree Centre                   1983                   56,075                  81.0%



   One Greentree Centre                   1982                   55,838                  93.2%



   8000 Lincoln Drive                     1997                   54,923                 100.0%


   4000 Midlantic Drive                   1998                   46,945                   0.0%

   Five Eves Drive                        1986                   45,889                  90.1%


   9000 West Lincoln Drive                1983                   43,719                  93.2%

   Two Eves Drive                         1987                   37,517                  91.4%


   3000 West Lincoln Drive                1982                   36,070                  82.5%

   Four B Eves Drive                      1987                   27,038                  99.9%



   Four A Eves Drive                      1987                   24,631                  80.8%
                                                             -------------          -------------





                                                              1,363,439                  89.6%
                                                           -------------            -------------



Camden County

   Main Street - Plaza 1000               1988                  162,364                  99.1%

                                                                 Net                 Percentage
                                                               Rentable             Leased as of
                                         Year                   Square                March 31,
              Property Name              Built                   Feet                  1998 (1)
-----------------------------------   -------------          -------------          -------------
   457 Haddonfield Road                   1990                  121,737                  82.9%


   One South Union Place                  1982                  105,972                   0.0%

   1007 Laurel Oak Road                   1996                   78,205                 100.0%

   6 East Clementon Road                  1980                   66,043                  94.1%




   King & Harvard                         1974                   65,223                  13.6%

   Main Street - Piazza                   1990                   41,400                 100.0%




   20 East Clementon Road                 1986                   40,755                  90.4%




   Main Street - Promenade                1988                   31,445                  94.4%



   7 Foster Avenue                        1983                   21,843                  90.2%


   10 Foster Avenue                       1983                   18,941                  98.5%


   50 East Clementon Road                 1986                    3,080                 100.0%

   5 Foster Avenue                        1968                    2,000                  50.0%
                                                             -------------          -------------

                                                                759,008                  94.0%
                                                             -------------          -------------

Atlantic County

   500 Scarborough Drive                  1987                   44,750                  66.4%

                                                                 Net                 Percentage
                                                               Rentable             Leased as of
                                         Year                   Square                March 31,
              Property Name              Built                   Feet                  1998 (1)
-----------------------------------   -------------          -------------          -------------
   501 Scarborough Drive                  1987                   44,750                 100.0%
                                                             -------------          -------------



                                                                 89,500                  83.2%
                                                             -------------          -------------


TOTAL SOUTHERN NEW JERSEY                                     2,211,947                  91.0%
                                                             -------------          -------------

CENTRAL NEW JERSEY

   50 East State Street                   1989                  305,699                  92.9%

   1009 Lenox Drive                       1989                  183,342                  97.3%


   33 West State Street                   1988                  168,216                  99.7%

   993 Lenox Drive                        1985                  111,137                 100.0%



   997 Lenox Drive                        1987                   97,277                  92.4%


   104 Windsor Center Drive               1987                   66,855                 100.0%


   168 Franklin Corner Drive              1976                   32,000                  56.1%
                                                             -------------          -------------



TOTAL CENTRAL NEW JERSEY                                        964,526                  94.9%
                                                             -------------          -------------

DELAWARE

Northern Suburban Wimington

   201 North Walnut Street                1988                  311,286                  99.6%

   256-263 Chapman Road        (2)        1983                  179,722                  85.3%

   4550 New Linden Hill Road              1974                  105,000                  96.8%

                                                                 Net                 Percentage
                                                               Rentable             Leased as of
                                         Year                   Square                March 31,
              Property Name              Built                   Feet                  1998 (1)
-----------------------------------   -------------          -------------          -------------
   One Righter Parkway (3)                1989                  104,828                 100.0%

   100 Commerce Drive                     1989                   63,898                  98.3%
                                                             -------------          -------------


TOTAL DELAWARE PROPERTIES                                       764,734                  95.8%
                                                             -------------          -------------


OTHER  MARKETS

Twin Forks Office Park, Raleigh, NC

   5910 -6090 Six Forks                   1982                   73,340                  95.9%

Saddlebrook, NJ

   Gardenstate Parkway & Route 80

   Park 80 West Plaza II                  1988                  266,173                  87.8%

   Park 80 West Plaza I                   1970                  217,016                  91.8%


Frederick, MD

   Bowman Plains Industrial Park          1998                  208,774                   0.0%

Towson, MD

   100 West Road                          1988                  120,234                  95.6%

Cincinnati, OH

   5300 Kings Island Drive                1987                  156,175                 100.0%

TOTAL - OFFICE PROPERTIES                                     9,565,701                  92.3%
                                                             =============          =============

                                                                 Net                 Percentage
                                                               Rentable             Leased as of
                                         Year                   Square                March 31,
              Property Name              Built                   Feet                  1998 (1)
-----------------------------------   -------------          -------------          -------------
INDUSTRIAL PROPERTIES

NORTHERN PHILADELPHIA SUBURBS

Southern Bucks County, PA

   4667 Somerton Road                     1974                  118,000                  83.1%





   2595 Metropolitan Drive                1981                   80,000                 100.0%

   180 Wheeler Court                      1975                   78,213                 100.0%


   2575 Metropolitan Drive                1981                   60,000                  64.6%

   2560 Metropolitan Drive                1983                   70,000                  99.9%



   2535 Metropolitan Drive                1974                   42,000                   0.0%

   2512 Metropolitan Drive                1981                   37,000                 100.0%




   2510 Metropolitan Drive                1981                   40,000                 100.0%

   2250 Cabot Boulevard                   1982                   40,000                 100.0%

   2200 Cabot Boulevard                   1979                   55,081                  98.2%
                                                             -------------          -------------


TOTAL NORTHERN PHILADELPHIA SUBURBS                             620,294                  86.4%
                                                             -------------          -------------

WESTERN PHILADELPHIA SUBURBS

Lansdale, PA

   1510 Gehman Road                       1990                  152,625                 100.0%

                                                                 Net                 Percentage
                                                               Rentable             Leased as of
                                         Year                   Square                March 31,
              Property Name              Built                   Feet                  1998 (1)
-----------------------------------   -------------          -------------          -------------
King of Prussia, PA

   201/221 King Manor Drive               1964                  124,960                 100.0%




   640-660 Allendale Road                 1962                  106,635                 100.0%

   780 Third Avenue                       1967                   72,000                  83.3%

   820 Third Avenue                       1970                   56,200                 100.0%

   650 Clark Avenue                       1965                   50,000                  86.4%


   741 Third Avenue                       1962                   50,000                  75.0%

TOTAL WESTERN PHILADELPHIA SUBURBS                              612,420                  94.9%
                                                             -------------          -------------


SOUTHERN NEW JERSEY

Burlington County, NJ

   500 Highland Drive                     1990                  127,340                 100.0%

   300 Highland Drive                     1990                  126,905                 100.0%




   400 Highland Drive                     1990                   68,660                 100.0%

   600 Highland Drive                     1990                   65,862                  82.5%



   1000 East Lincoln Drive                1981                   40,600                 100.0%
                                                             -------------          -------------


                                                                429,367                  97.3%

                                                                 Net                 Percentage
                                                               Rentable             Leased as of
                                         Year                   Square                March 31,
              Property Name              Built                   Feet                  1998 (1)
-----------------------------------   -------------          -------------          -------------
Camden County, NJ

   55 U.S. Avenue                         1982                  138,700                  59.1%

   2 Foster Avenue                        1974                   50,761                  94.6%

   1 Foster Avenue                        1972                   24,255                 100.0%

   4 Foster Avenue                        1974                   23,372                 100.0%



   5 U.S. Avenue                          1987                    5,000                 100.0%
                                                             -------------          -------------

                                                                242,088                  75.4%
                                                             -------------          -------------

TOTAL SOUTHERN NEW JERSEY                                       671,455                  89.4%
                                                             -------------          -------------


TOTAL - INDUSTRIAL PROPERTIES                                 1,904,169                  90.2%
                                                             -------------          -------------

TOTAL ALL PROPERTIES / WEIGHTED AVG.                         11,469,870                  93.3%
                                                             =============          =============



(1) Calculated by dividing net rentable square feet included in leases dated on or before June 1, 1998 by the aggregate net rentable square feet included in the Property.

(2) The data reflected for these properties are presented on a consolidated basis.

(3) This Property is subject to a ground lease.

         The following table sets forth certain information regarding rental rates and lease expirations for the Properties owned by the Operating Partnership at March 31, 1998, assuming none of the tenants exercise renewal options or termination rights, if any, at or prior to scheduled expirations:

                                                                      Final        Percentage
                                   Rentable           Final         Annualized    of Total Final
                   Number of        Square         Annualized       Base Rent      Annualized
    Year of          Leases        Footage          Base Rent (1)   Per Square      Base Rent
     Lease          Expiring      Subject to          Under         Foot Under        Under
  Expiration       Within the      Expiring         Expiring         Expiring       Expiring        Cumulative
 December 31,         Year          Leases           Leases           Leases         Leases           Total
----------------   -----------   -------------   ----------------   -----------    --------------    -----------
     1998              304         1,305,144       $ 17,140,604       $ 13.13          11.6%            11.6%
     1999              216         1,269,982         14,127,101         11.12           9.6%            21.2%
     2000              181         1,413,028         17,936,757         12.69          12.1%            33.3%
     2001              166         1,601,299         23,470,989         14.66          15.9%            49.2%
     2002              146         1,659,712         22,566,572         13.60          15.3%            64.5%
     2003               67           542,590          8,969,644         16.53           6.1%            70.5%
     2004               25           317,420          5,648,838         17.80           3.8%            74.4%
     2005               28           847,172         15,390,635         18.17          10.4%            84.8%
     2006               12           422,107          4,317,557         10.23           2.9%            87.7%
     2007                8           118,880          2,135,510         17.96           1.4%            89.2%
2008 and after          33           907,673         16,011,478         17.64          10.8%           100.0%
                -----------       -----------      -------------   -----------    ---------

                     1,186        10,405,007      $ 147,715,685       $ 14.20         100.0%
                ===========     =============   ================   ===========    =========

(1) "Final Annualized Base Rent" for each lease scheduled to expire represents the cash rental rate of base rents, excluding tenant reimbursements, in the final month prior to expiration multiplied by 12. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

         The Properties owned by the Operating Partnership at March 31, 1998 were leased to 967 tenants that are engaged in a variety of businesses. The following table sets forth information regarding leases at these Properties with the 20 largest tenants as of March 31, 1998:

                                                                                                                      Percentage of
                                                             Remaining    Aggregate      Percentage     Annualized       Aggregate
                                             Number            Lease       Square        of Aggregate    Escalated       Annualized
                                               of             Term in       Feet           Leased        Rent (in        Escalated
Tenant Name (a)                              Leases            Months      Leased        Square Feet   thousands) (b)       Rent
-------------------------------------      ------------     ------------ -----------     ------------  --------------   ------------
State of New Jersey                             3               (c)        383,616           3.7%        $  9,690            5.5%
General Electric                                4               (d)        350,268           3.4%           6,396            3.6%
Lockheed Martin Corporation                     7               (e)        395,548           3.8%           4,819            2.7%
First USA Bank                                 22               (f)        273,574           2.6%           4,202            2.4%
Penske Truck Leasing                            9               93         194,740           1.9%           3,610            2.1%
Parsons Corporation                             4               84         200,000           1.9%           3,583            2.0%
Computer Sciences Corporation                   3               (g)         99,006           1.0%           2,335            1.3%
Kimberly Clark Corporation                      1               93          93,014           0.9%           2,000            1.1%
Aetna Life Insurance Corporation                1               51         100,670           1.0%           1,858            1.1%
Consolidated Rail Corporation ('Conrail")       1               27          69,511           0.7%           1,746            1.0%
Reliance Insurance Company                      4               (h)         73,748           0.7%           1,575            0.9%
New Jersey Bell Telephone                       1              100          74,728           0.7%           1,482            0.8%
QAD, Inc.                                       1               41          61,900           0.6%           1,377            0.8%
Axiom, Inc.                                     2              121          62,752           0.6%           1,335            0.8%
Automotive Rentals, Inc.                        1               29          67,299           0.6%           1,322            0.8%
Delaware Valley Financial Services, Inc.        7               (i)         57,057           0.5%           1,293            0.7%
Stark & Stark, Inc.                             1               77          63,038           0.6%           1,292            0.7%
PECO                                            1               27         107,000           1.0%           1,231            0.7%
Telespectrum Worldwide, Inc.                    2               (j)        166,635           1.6%           1,048            0.6%
American Business Financial Services, Inc.     16               58          40,277           0.4%           1,035            0.6%
                                           ------------     ------------ -----------     ------------  --------------   ------------

Consolidated Total / Weighted Average          91               77       2,934,381            28%        $ 53,229           30.4%
                                           ============     ============ ===========     ============  ==============   ============

(a) The identified tenant may include affiliates in certain circumstances.

(b) Annualized Escalated Rent represents the monthly Escalated Rent for each lease in effect at March 31, 1998 multiplied by 12. Escalated Rent represents fixed base rental amounts plus pass-throughs of operating expenses, including electricity costs. The Operating Partnership estimates operating expense pass-throughs based on historical amounts and comparable market data.

(c) Consists of three leases: a lease representing 222,987 net rentable square feet that expires in September 2009, a lease representing 117,428 net rentable square feet that expires in August 2008 and a lease representing 43,201 net rentable square feet that expires in July 2000.

(d) Consists of four leases: a lease representing 156,175 net rentable square feet that expires in May 2005, a lease representing 132,000 net rentable square feet that expires in September 2001, a lease representing 61,102 net rentable square feet that expires in September 2003 and a lease representing 991 net rentable square feet that expires in June 1999.

(e) Consists of seven leases: a lease representing 158,000 net rentable square feet that expires in September 2002, a lease representing 112,905 net rentable square feet that expires in December 1998, a lease representing 53,159 net rentable square feet that expires in October 1998, a lease representing 30,280 net rentable square feet that expires in May 1999, a lease representing 14,750 net rentable square feet that expires in January 2001, a lease representing 13,956 net rentable square feet that expires in October 2004 and a lease representing 12,498 net rentable square feet that expires in June 1998.

(f) Consists of twenty two leases: twenty one leases representing 271,894 net rentable square feet that expire in January 2012 and a lease representing 1,680 net rentable square feet that expires in July 2012.

(g) Consists of three leases: a lease representing 41,176 net rentable square feet that expires in May 2002, a lease representing 36,830 net rentable square feet that expires in November 2001 and a lease representing 15,000 net rentable square feet that expires in October 2000.

(h) Consists of four leases: an aggregate of two leases representing 68,841 net rentable square feet that expire in October 2002, a lease representing 3,499 net rentable square feet that expires in April 1999 and a lease representing 1,408 net rentable square feet, which the tenant occupies on a month-to-month basis.

(i) Consists of seven leases: six leases representing 55,857 net rentable square feet in the aggregate that expire in March 2004 and a lease representing 1,200 net rentable square feet (storage) that is leased on a month-to-month basis.

(j) Consists of two leases: a lease representing 106,635 net rentable square feet that expires in August 2002 and a lease representing 60,000 net rentable square feet that expires in December 1998.

Development Entities

         Since January 1, 1997, the Operating Partnership and subsidiaries wholly-owned by the Operating Partnership have entered into eight Development Entities.

         On September 19, 1997, the Operating Partnership acquired a 50% interest in a newly-formed limited liability company that developed a three-story office property in Newark, Delaware containing approximately 150,000 net rentable square feet. Development of this property was completed in May 1998 and Computer Sciences Corporation has leased the entire facility through May 31, 2007. The Operating Partnership's equity contribution to this company was approximately $2.0 million. Total project costs were approximately $17.0 million. Project costs have been financed primarily through a third party loan.

         On September 19, 1997, the Operating Partnership also acquired a 50% membership interest in a newly-formed limited liability company that acquired two parcels of undeveloped land containing an aggregate of approximately 11 acres in Newark, Delaware for a purchase price of approximately $1.0 million in anticipation of the construction on such land of two office buildings. The Operating Partnership's initial equity contribution to this company was $1.0 million. Architectural plans for the development of the land have not been completed and development of the land is subject to receipt of a construction loan as well as certain land development and other necessary approvals.

         On November 4, 1997, the Operating Partnership acquired a 65% general partner interest in a newly-formed limited partnership that is currently in the process of developing a four-story office property in West Conshohocken, Pennsylvania which is expected to contain approximately 85,000 net rentable square feet upon completion. The Operating Partnership has committed to make an equity investment of an estimated $6.75 million upon maturity of the construction loan that is financing construction of the office property. Total project costs are estimated to be approximately $16.8 million, with construction scheduled to be completed during the fourth quarter of 1998. Project costs are being financed primarily through a $16.8 million third party construction loan, the repayment of which has been guaranteed by the Operating Partnership.

         On November 4, 1997, the Operating Partnership also acquired a 65% general partner interest in a newly-formed limited partnership that acquired an option to purchase approximately 9.3 acres of undeveloped land in West Conshohocken, Pennsylvania for approximately $3.2 million, subject to reduction in certain circumstances. The Operating Partnership believes this land can accommodate an office building containing approximately 210,000 net rentable square feet. The term of the option is one-year, subject to extension for an additional one-year period. The Operating Partnership's initial equity contribution to this partnership was approximately $48,000.

         As part of the November 4, 1997 transactions, the Operating Partnership also acquired the right to become a 35% general partner in an existing limited partnership that owns a four-story office property containing approximately 83,000 net rentable square feet in Conshohocken, Pennsylvania. On May 11, 1998, the Operating Partnership acquired such 35% interest for approximately $2.7 million. As of May 11, 1998, this property was fully leased to seven tenants.

         On December 31, 1997, the Operating Partnership acquired a 50% general partner interest in a newly-formed general partnership that was established to own and operate a project involving the redevelopment of a building situated on approximately five acres in Delaware County, Pennsylvania. The building has previously been used for retail and office purposes, and the partnership intends to redevelop the building in 1998 at an estimated cost of approximately $1.0 million for office purposes. The Operating Partnership's initial equity contribution to this partnership was approximately $850,000, and the Operating Partnership has agreed to contribute up to $650,000 in connection with the redevelopment of the building. The Operating Partnership has also guaranteed payment of $500,000 to secure a $1.75 million bank loan that funded a portion of the purchase price of the building and related land.

         On February 3, 1998, the Operating Partnership acquired an approximately 60% economic interest in a partnership that owns approximately
12.5 acres of land in Plymouth Meeting, Pennsylvania. The Operating Partnership believes the land (on which an inn is currently situated) can accommodate an office building containing approximately 130,000 net rentable square feet. The Operating Partnership acquired its interest through a loan and equity contribution aggregating approximately $4.2 million. As of the date of this Form 10, the partnership has not determined its plans for the land.

         On February 25, 1998, the Operating Partnership acquired a 50% general partner interest in a newly-formed general partnership that was established to develop a three-story office property containing approximately 180,000 net rentable square feet in Chester County, Pennsylvania. Total project costs are estimated to be approximately $35.9 million. The Operating Partnership has agreed to contribute $5.4 million to the partnership, and the other partner has agreed to contribute approximately 12.5 acres of undeveloped land to the partnership upon receipt of a construction loan. Architectural plans for the development of the land have not been completed and development of the land is subject to receipt of a construction loan as well as certain land development and other necessary approvals.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The Operating Partnership is managed by Brandywine, as the sole general partner of the Operating Partnership. The following table sets forth the beneficial ownership of LP Units as of June 1, 1998 for each person that the Operating Partnership believes is the beneficial owner of more than 5% of the outstanding LP Units. With the exception of Anthony A. Nichols, Sr., whose beneficial ownership of LP Units as of June 1, 1998 is also set forth below, no trustee or executive officer of Brandywine beneficially owned any LP Units as of June 1, 1998.

           Name and Business                  Number of           Percentage of
      Address of Beneficial Owner             LP Units              LP Units
 ------------------------------------------   -------------      ---------------
Brandywine Realty Trust                        415,786                30.4%
Robert K. Scarborough(1)                       265,384                19.4%
Ronald Berman(2)                               153,036                11.2%
Blair S. Trogner, Sr.(3)                       138,128                10.1%
John S. Trogner, Sr.(3)                         89,801                 6.6%
John S. Trogner, Jr.(3)                         73,048                 5.3%
Anthony A. Nichols, Sr.(4)                       2,742                  *
All Trustees and executive officers
  of Brandywine as a group (8 persons)           2,742                  *
-------------
* less than one percent

(1) Such LP holder has a business address of: c/o Scarborough Properties, 20 E. Clementon Road, Suite 201, Gibbsboro, NJ 08026.

(2) Includes (i) 57, 126 LP Units held by Brookstone Holdings I, L.L.C., (ii) 7,579 LP Units held by Brookstone Holdings of Del.-4, L.L.C., (iii) 80,445 LP Units held by Brookstone Holdings of Del.-5, L.L.C. and (iv) 7,886 LP Units held by Brookstone Holdings of Del.-6, L.L.C. Mr. Berman holds investment and voting power over the LP Units held by all such entities. Mr. Berman has a business address of: c/o R. Berman Development Co., L.L.C., 150 West State Street, P.O. Box 4571, Trenton, NJ 08611.

(3) Such LP holders have a business address of: P.O. Box 0779, Camp Hill, PA 17001.

(4) All such LP Units are held by The Nichols Company ("TNC"). Mr. Nichols, Chairman of the Board of Trustees of the Company, shares investment and voting power over the LP Units held by TNC. Mr. Nichols has a business address of : 16 Campus Boulevard, Newtown Square, PA 19073.

         The information concerning the beneficial ownership of Common Shares by the Trustees and executive officers of Brandywine, as well as by persons believed by Brandywine to be the beneficial owners of more than 5% of the outstanding Common Shares, is hereby incorporated by reference to the material appearing under Item 12 "Security Ownership of Certain Beneficial Owners and Management" in Brandywine's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Brandywine 1997 Form 10-K").

Item 5.  Directors and Executive Officers

         The Operating Partnership is managed by Brandywine, as the sole general partner of the Operating Partnership. The information required by this Item is hereby incorporated by reference to the material appearing under Item 10 "Trustees and Executive Officers of the Registrant" in the Brandywine 1997 Form 10-K.

Item 6.  Executive Compensation

         The Operating Partnership is managed by Brandywine, as the sole general partner of the Operating Partnership. Consequently, the Operating Partnership has no executive officers. The information required by this Item reflects compensation paid to the executive officers of Brandywine and is hereby incorporated by reference to the material appearing under Item 11 "Executive Compensation" in the Brandywine 1997 Form 10-K.

Item 7.  Certain Relationships and Related Transactions

         The Operating Partnership is managed by Brandywine, as the sole general partner of the Operating Partnership. Walter D'Alessio, a member of Brandywine's Board of Trustees and Compensation Committee, is President of Legg Mason Real Estate Services, Inc., a mortgage banking firm and a subsidiary of Legg Mason, Inc. Legg Mason, Inc. is the parent of Legg Mason Wood Walker, Incorporated, which was an underwriter of a public offering of Common Shares consummated by Brandywine on April 21, 1998. The additional information required by this Item is hereby incorporated by reference to the material appearing under Item 13 "Certain Relationships and Related Transactions" in the Brandywine 1997 Form 10-K.

Item 8.  Legal Proceedings

         The Operating Partnership is not currently involved in any material legal proceedings nor, to the Operating Partnership's knowledge, is any material legal proceeding currently threatened against it, other than routine litigation arising in the ordinary course of business, substantially all of which is expected to be covered by existing liability insurance.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         There is no established public trading market for the Units. As of June 1, 1998, 37,636,457 GP Units were outstanding and 1,369,908 LP Units were outstanding. As of June 1, 1998, Brandywine was the only holder of GP Units and there were 23 holders of record of LP Units (including Brandywine). The Operating Partnership has agreed to issue an additional 44,322 LP Units by September 1, 1999 to two contributors of Properties.

         To the Operating Partnership's knowledge, there have been no bids for the Units and, accordingly, there is no available information with respect to high and low quotations of the Units. The following table sets forth the quarterly distributions paid by the Operating Partnership to holders of its LP Units with respect to each full quarterly period since the Operating Partnership commenced operations on August 22, 1996.

                                                          Distributions
                                                       Declared For Quarter
                                                    ---------------------------

                           Third Quarter 1996               $0.21 (1)
                           Fourth Quarter 1996              $0.25 (2)

                           First Quarter 1997               $0.35
                           Second Quarter 1997              $0.36
                           Third Quarter 1997               $0.36
                           Fourth Quarter 1997              $0.37

                           First Quarter 1998               $0.37

--------------

(1) On November 1, 1996, the Operating Partnership declared a distribution of $0.21 per LP Unit relating to third quarter operations that was paid to LP holders of record as of November 11, 1996.

(2) Represents a distribution at a rate per LP Unit of $0.21 for the period from October 1, 1996 through December 1, 1996 (the day prior to the closing of Brandywine's December 2, 1996 public offering of Common Shares) and a distribution at a rate per share of $0.35 for the period from December 2, 1996 through December 31, 1996.


         As of the date of this Form 10, (i) there are no Units subject to outstanding options or warrants to purchase, or securities convertible into, Units, (ii) there are 20,741 Units which could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, subject to other restrictions on transfer in the securities laws or in the Partnership Agreement and (iii) there are no Units that have been, or are proposed to be, publicly offered by the Operating Partnership. The Operating Partnership has agreed to pay three contributors of Properties an aggregate of approximately $1.3 million by June 7, 2001, and such contributors may elect to receive payment in the form of LP Units valued at $23.75 each. Although the Operating Partnership has not entered into any agreements to register the Units under the Securities Act of 1933, as amended, Brandywine has agreed to register the offer and sale by the holders of Common Shares issuable upon redemption of LP Units.

Item 10.  Recent Sales of Unregistered Securities

         Since its formation in August 1996, the Operating Partnership has issued Units in private placements in reliance on an exemption under Section 4(2) of the Securities Act of 1933, as amended, in the amounts and for the consideration set forth below.

Common Share Offerings of Brandywine

         On December 2, 1996, the Operating Partnership issued 1,345,454 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $22.2 million) from two concurrent private offerings of Brandywine. The Operating Partnership used the proceeds to fund the purchase of additional properties, to repay indebtedness and for working capital purposes.


         On December 2, 1996, the Operating Partnership issued 4,000,000 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $61.9 million) from an underwritten public offering of Brandywine. On December 13, 1997, the Operating Partnership issued an additional 600,000 GP Units to

Brandywine in exchange for the contribution of the net proceeds (approximately $9.3 million) from the exercise of the underwriters' over-allotment option granted by Brandywine in such public offering. The Operating Partnership used the proceeds to fund the purchase of additional properties, to repay indebtedness and for working capital purposes.

         On March 4, 1997, the Operating Partnership issued 2,200,000 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $43.0 million) from an underwritten public offering of Brandywine. On March 17, 1997, the Operating Partnership issued an additional 175,000 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $3.4 million) from the exercise of the underwriter's over-allotment option granted by Brandywine in such public offering. The Operating Partnership used the proceeds to fund the purchase of additional properties, to repay indebtedness and for working capital purposes.

         On July 28, 1997, the Operating Partnership issued 10,000,000 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $196.6 million) from an underwritten public offering of Brandywine. On August 20, 1997, the Operating Partnership issued an additional 1,500,000 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $29.5 million) from the exercise of the underwriter's over-allotment option granted by Brandywine in such public offering. The Operating Partnership used the proceeds to fund the purchase of additional properties, to repay indebtedness and for working capital purposes.

         On September 16, 1997, the Operating Partnership issued 786,840 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $16.7 million) from an underwritten public offering of Brandywine. The Operating Partnership used the proceeds to fund the purchase of additional properties and for working capital purposes.

         On December 23, 1997, the Operating Partnership issued 751,269 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $17.7 million) from an underwritten public offering of Brandywine. The Operating Partnership used the proceeds to repay indebtedness.

         On February 4, 1998, the Operating Partnership issued 10,000,000 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $227.7 million) from an underwritten public offering of Brandywine. On March 6, 1998, the Operating Partnership issued an additional 1,000,000 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $22.8 million) from the exercise of the underwriter's over-allotment option granted by Brandywine in such public offering. The Operating Partnership used the proceeds to repay indebtedness and for working capital purposes.

         On February 18, 1998, the Operating Partnership issued 1,012,820 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $23.2 million) from an underwritten public offering of Brandywine. The Operating Partnership used the proceeds to repay indebtedness.

         On February 27, 1998, the Operating Partnership issued 629,921 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $14.3 million) from an underwritten public offering of Brandywine. The Operating Partnership used the proceeds to repay indebtedness.

         On April 21, 1998, the Operating Partnership issued 625,000 GP Units to Brandywine in exchange for the contribution of the net proceeds (approximately $14.3 million) from an underwritten public offering of Brandywine.
The Operating Partnership used the proceeds to repay indebtedness.

         On May 20, 1998, the Operating Partnership issued 1,248 GP Units to Brandywine in exchange for 1,248 Common Shares from Brandywine, and transferred these Common Shares to three members of Brandywine's Board of Trustees in payment of one-half of the annual trustee fee payable to non-employee Trustees.

Property Acquisitions

         On August 22, 1996, the Operating Partnership issued 495,829 LP Units as part of the acquisition price for a portfolio of 19 office and industrial properties. The Operating Partnership also agreed to issue to two of the contributors of these properties an additional 44,322 LP Units by September 1, 1999.

          On December 11, 1997, the Operating Partnership issued 389,976 LP Units as part of the acquisition price for a portfolio of 14 office and industrial properties.

         On March 31, 1998, the Operating Partnership issued 153,036 LP Units as part of the acquisition price for a portfolio of six office properties.

         On May 11, 1998, the Operating Partnership issued 390,364 LP Units as part of the acquisition price for a portfolio of 11 office properties.

Item 11.  Description of Registrant's Securities to be Registered

         The following description is only a summary of the material provisions of the Partnership Agreement and is subject to, and qualified in its entirety by, the Partnership Agreement.

         Management. The Operating Partnership is organized as a Delaware limited partnership pursuant to the terms of the Partnership Agreement. Generally, pursuant to the Partnership Agreement, Brandywine, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in the management, operation and control of the Operating Partnership, including the ability to cause the Operating Partnership to enter into certain major or extraordinary transactions, including mergers, acquisitions and refinancings. Holders of LP Units do not have the right to remove the general partner, to compel dissolution of the Partnership or to vote in the election of Trustees of Brandywine. Holders of LP Units do not have appraisal or dissenter's rights. The consent of holders of at least fifty percent of the outstanding LP Units is required with respect to a general assignment by the Operating Partnership for the benefit of creditors or the appointment of a custodian, receiver or trustee for any of the assets of the Operating Partnership or the institution of any proceeding for bankruptcy of the Operating Partnership.

         Transfer of LP Units. The Partnership Agreement provides that holders of LP Units may transfer all or a portion of their LP Units without the consent of the general partner subject to certain regulatory and other restrictions set forth in the Partnership Agreement. These restrictions include provisions intended to ensure compliance with securities and tax laws. Brandywine may not transfer its GP Units except in limited circumstances such as to an entity that is acquiring substantially all of its assets.

         Issuance of Additional Units; No Preemptive Rights. The Operating Partnership is authorized to issue Units and other partnership interests to such persons, for such consideration and on such terms and conditions as Brandywine, as the general partner, in its sole discretion, may deem appropriate, provided that if Brandywine issues additional Common Shares and contributes the net proceeds to the Operating Partnership, then the Operating Partnership will issue to Brandywine a number of GP Units equal to the number of Common Shares so issued. No holder of LP Units has preemptive or preferential rights with respect to the issuance of additional Units by the Operating Partnership.

         Distributions and Allocations. In general, the Partnership Agreement provides the general partner with sole discretion to determine the amount and timing of any distributions to the partners, which distributions shall be made to the partners pro rata based on the number of Units held by them as of the applicable record date, subject to such preferential or subordinated distributions as may be required to be made by the Operating Partnership on any additional class of Units that are then outstanding. Upon liquidation of the Operating Partnership, after payment of, or adequate provision for, debts and obligations of the Operating Partnership, including any partner loans, any remaining assets of the Operating Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If the general partner has a negative balance in its capital account following a liquidation of the Operating Partnership, it will be obligated to contribute cash to the Operating Partnership equal to the negative balance in its capital account.

         Additional Capital Contributions; Limited Liability. The Partnership Agreement provides that no holder of LP Units shall be required to contribute capital to the Operating Partnership except to the extent such holder agrees to make a capital contribution to the Operating Partnership. The Partnership Agreement also provides that holders of LP Units shall not be personally liable for any obligations of the Operating Partnership except to the extent provided by law.

         Profit and loss of the Operating Partnership for each fiscal year of the Operating Partnership generally will be allocated among the partners in accordance with their respective interests in the Operating Partnership. Taxable income and loss will be allocated in the same manner, subject to compliance with the provisions of Code sections 704(b) and 704(c) and Treasury Regulations promulgated thereunder.

         Redemption Right. Pursuant to the Partnership Agreement, each holder of LP Units has the right, subject to certain limitations, to require the Operating Partnership to redeem all or a portion of the LP Units held by such holder for the cash equivalent of an equal number of Common Shares or, at the option of Brandywine, Brandywine may elect to acquire LP Units presented for redemption for such cash amount or for an equal number of Common Shares.

         Management Fees and Expenses. Brandywine is not entitled to compensation for services rendered to the Operating Partnership solely in its capacity as general partner. The Partnership Agreement provides that Brandywine shall be reimbursed for (i) all fees and other costs incurred by Brandywine for legal, accounting and other services provided on behalf of, or for the benefit of, the Operating Partnership and (ii) all fees, costs and expenses incurred by Brandywine for employee salaries, as well as for legal, accounting and other services in connection with the preparation and maintenance of Brandywine's books and records, financial statements, tax returns and reports to shareholders and the Securities and Exchange Commission.

         Access to Books and Records. Upon prior notice as provided in the Partnership Agreement, holders of LP Units have the right, to the extent provided by Delaware law, to inspect and copy the books and records of the Operating Partnership during normal business hours.

         Amendments. Except for certain conforming amendments including those to reflect the issuance or transfer of additional Units, an amendment to the Partnership Agreement must generally be approved by a majority of the LP Units then outstanding (including LP Units held by the general partner). An amendment which would require a limited partner to make additional capital contributions or restore a negative balance on its capital account or alter such limited partner's limited liability requires the consent of such limited partner.

         Termination. The Operating Partnership will continue until December 31, 2094, or until sooner dissolved upon (i) the sale of all or substantially all of the assets of the Operating Partnership, (ii) the withdrawal of the general partner (unless the limited partners elect to continue the Operating Partnership), (iii) the acquisition by a single person of all of the Units, (iv) the entry of a decree of judicial dissolution or (v) the election to dissolve the Operating Partnership made by the general partner with the consent of the holders of at least a majority of the LP Units then outstanding.

Item 12.  Indemnification of Directors and Officers

         The information required by this item is hereby incorporated by reference to the material appearing under Item 15 "Indemnification of Directors and Officers" in the Registration Statement on Form S-3 filed by Brandywine and the Operating Partnership with the Securities and Exchange Commission concurrently with this Form 10.

Item 13.  Financial Statements and Supplementary Data

         See "Index to Financial Statements" on page F-1 of this Registration Statement on Form 10.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          None.

Item 15.  Financial Statements and Exhibits

         (a)      Financial Statements and Financial Statement Schedules

         See "Index to Financial Statements" on page F-1 of this Registration Statement on Form 10.

         (b)      Exhibits

(1)3.1.1 Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P. (the "Operating Partnership").
(1)3.1.2 First Amendment to Amended and Restated Agreement of Limited Partnership of the Operating Partnership
(2)3.1.3 Second Amendment to Amended and Restated Agreement of Limited Partnership of the Operating Partnership
(3)3.1.3 Third Amendment to Amended and Restated Agreement of Limited Partnership of the Operating Partnership
(4)10.1           Amended and Restated Credit Agreement
(5)10.2           Second Amendment to Amended and Restated Credit Agreement
(3)10.2           Promissory Note (Additional Credit Facility)
21.1              List of Subsidiaries
27.1              Financial Data Schedule

99.1 The following sections of Brandywine's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, which sections are incorporated into this Registration Statement on Form 10 by reference to such report: the descriptions of "Trustees and Executive Officers of the Registrant" in Item 10, "Executive Compensation" in Item 11, "Security Ownership of Certain Beneficial Owners and Management" in Item 12, and "Certain Relationships and Related Transactions" in Item 13.

99.2 The following section of the Operating Partnership's and Brandywine's Registration Statement on Form S-3 filed concurrently with this Form 10, which section is incorporated into this Form 10 by reference to such registration statement: the description of "Indemnification of Directors and Officers" in Item 15.
----------------------
         (1) Previously filed as an exhibit to Brandywine's Form 8-K dated December 17, 1997 and incorporated herein by reference.
         (2) Previously filed as an exhibit to Brandywine's Form 8-K dated April 13, 1998 and incorporated herein by reference.
         (3) Previously filed as an exhibit to Brandywine's Form 8-K dated May 14, 1998 and incorporated herein by reference.
         (4) Previously filed as an exhibit to Brandywine's Form 8-K dated January 8, 1998 and incorporated herein by reference.
         (5) Previously filed as an exhibit to Brandywine's Form 8-K dated March 17, 1998 and incorporated herein by reference.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of Brandywine Operating Partnership, L.P.:

We have audited the accompanying consolidated balance sheets of Brandywine Operating Partnership, L.P. (the "Operating Partnership") and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, partners' capital and cash flows for the year ended December 31, 1997 and for the period August 22, 1996 to December 31, 1996. We have also audited the consolidated statements of operations, shareholders' equity and cash flows of Brandywine Realty Trust for the period January 1, 1996 to August 21, 1996 and for the year ended December 31, 1995. These consolidated financial statements and the schedule referred to below are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brandywine Operating Partnership, L.P. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the year ended December 31, 1997 and for the period August 22, 1996 to December 31, 1996, and the consolidated results of operations and cash flows of Brandywine Realty Trust for the period January 1, 1996 to August 21, 1996 and for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule III is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
June 3, 1998

                     BRANDYWINE OPERATING PARTNERSHIP, L.P.
                           CONSOLIDATED BALANCE SHEETS
                     (in thousands, except number of Units)

                                                                            March 31,            December 31,       December 31,
                                                                              1998                  1997               1996
                                                                           -----------          -------------       -----------
                                                                          (unaudited)
                                     ASSETS
Real estate investments
   Operating properties                                                    $ 1,075,077               $ 586,414        $ 161,284
   Accumulated depreciation                                                    (29,923)                (22,857)          (9,383)
                                                                           -----------               ---------        ---------
                                                                             1,045,154                 563,557          151,901

Cash and cash equivalents                                                       38,042                  29,442           18,279
Escrowed cash                                                                    1,241                     212            2,044
Accounts receivable                                                              4,877                   3,689            1,366
Due from affiliates                                                                348                     214              517
Investment in management company                                                   109                      74                -
Investment in unconsolidated real estate ventures                                7,276                   5,480                -
Deposits                                                                           100                  12,133                -
Deferred costs and other assets                                                  9,197                   6,680            4,219
                                                                           -----------               ---------        ---------

      Total assets                                                         $ 1,106,344               $ 621,481        $ 178,326
                                                                           ===========               =========        =========


               LIABILITIES AND PARTNERS' EQUITY

Mortgage notes payable                                                        $ 69,170                $ 48,731         $ 36,644
Notes payable, Credit Facility                                                 278,300                 115,233                -
Accrued interest                                                                 1,164                     857              202
Accounts payable and accrued expenses                                            6,875                   2,377            3,119
Distributions payable                                                           14,091                   8,843            2,255
Excess of losses over investment in management company                               -                       -               14
Tenant security deposits and deferred rents                                      8,899                   5,535            1,324
                                                                           -----------               ---------        ---------

      Total liabilities                                                        378,499                 181,576           43,558
                                                                           -----------               ---------        ---------

Commitments and contingencies

Limited partners' capital interest (998,439, 707,426 and 399,567
      Units at redemption value at March 31, 1998, December 31, 1997
      and December 31, 1996, respectively)                                      23,775                  17,774            7,792
                                                                           -----------               ---------        ---------

Partners' Capital
   General partner's capital (37,010,209, 23,923,911 and 8,323,514
      Units at March 31, 1998, December 31, 1997 and December 31,
      1996, respectively)                                                      694,665                 419,064          124,868

   Limited partners' capital (415,791, 163,404, 110,281
       Units at March 31, 1998, December 31, 1997 and December 31,
       1996, respectively)                                                       9,405                   3,067            2,108
                                                                           -----------               ---------        ---------

      Total partners' capital                                                  704,070                 422,131          126,976
                                                                           -----------               ---------        ---------

      Total liabilities and partners' capital                              $ 1,106,344               $ 621,481        $ 178,326
                                                                           ===========               =========        =========


        The accompanying notes are an integral part of these statements.

                     BRANDYWINE OPERATING PARTNERSHIP, L.P.
                           AND BRANDYWINE REALTY TRUST
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except per unit information)


                                                       Brandywine Operating Partnership, L.P.             Brandywine Realty Trust
                                                    -----------------------------------------        -------------------------------
                                                                                             For the       For the
                                                                                             Period        Period
                                                     For the Three Months      For the      August 22,    January 1,      For the
                                                        Ended March 31,       Year Ended     1996 to        1996 to      Year Ended
                                                    ----------------------   December 31,  December 31,    August 21,   December 31,
                                                     1998           1997        1997          1996           1996           1995
                                                    ----------   ---------   ----------    ---------       -------       --------
                                                    unaudited)   (unaudited)
Revenue:
      Rents                                           $ 28,495     $ 6,999     $ 49,928      $ 5,800        $ 2,662       $ 3,517
      Tenant reimbursements                              3,823       1,327        9,396        1,264            108            66
      Other                                                784         272        1,736          138             58            83
                                                    ---------    ---------   ----------    ---------        -------      --------
           Total revenue                                33,102       8,598       61,060        7,202          2,828         3,666
                                                    ----------   ---------   ----------    ---------        -------      --------

Operating Expenses:
      Interest                                           4,387         975        7,079        2,086            665           793
      Depreciation and amortization                      7,713       2,310       15,589        2,192            644         1,402
      Property operating expenses                       10,137       2,810       20,144        2,198          1,205         1,561
      Management fees                                    1,331         315        2,301          261             45            47
      Administrative expenses                              636         169          659          465            360           687
                                                    ----------   ---------   ----------    ---------        -------       -------
           Total operating expenses                     24,204       6,579       45,772        7,202          2,919         4,490
                                                    ----------   ---------   ----------    ---------        -------       -------
Income (loss) before equity in income of management
     company and extraordinary item                      8,898       2,019       15,288            -            (91)         (824)
Equity in income (loss) of management company               35         125           89          (26)             -          -
                                                    ----------   ---------   ----------    ---------        -------       -------
Net income (loss) before extraordinary item              8,933       2,144       15,377          (26)           (91)         (824)
Extraordinary item                                        (858)          -            -            -              -             -
                                                    ----------   ---------   ----------    ---------        -------       -------
Net income (loss)                                      $ 8,075     $ 2,144     $ 15,377        $ (26)         $ (91)      $  (824)
                                                    ==========   =========   ==========    =========        =======       =======

Earnings per Unit/Common Share:
      Before extraordinary item
           Basic                                        $ 0.28      $ 0.22       $ 0.96      $ (0.01)       $ (0.15)      $ (1.33)
                                                    ==========   =========   ==========    =========       ========       =======
           Diluted                                      $ 0.28      $ 0.22       $ 0.95      $ (0.01)       $ (0.14)      $ (1.33)
                                                    ==========   =========   ==========    =========        =======       =======
      After extraordinary item
           Basic                                        $ 0.25      $ 0.22       $ 0.96      $ (0.01)       $ (0.15)      $ (1.33)
                                                    ==========   =========   ==========    =========        =======       =======
           Diluted                                      $ 0.25      $ 0.22       $ 0.95      $ (0.01)       $ (0.14)      $ (1.33)
                                                    ==========   =========    ==========   =========       ========      ========

Weighted average number of Units/Common Shares
outstanding:
           Basic                                    32,011,173   9,732,560   16,098,145    3,629,575        623,965       618,733
                                                    ----------  ----------   ----------    ---------        -------       -------
           Diluted                                  32,144,526   9,784,451   16,175,258    3,644,543        635,578       618,733
                                                    ----------   ---------   ----------    ---------        -------       -------



        The accompanying notes are an integral part of these statements.

       BRANDYWINE OPERATING PARTNERSHIP, L.P. AND BRANDYWINE REALTY TRUST CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL AND SHAREHOLDERS' EQUITY
   FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1995, THE PERIOD JANUARY 1, 1996 TO AUGUST 21, 1996, THE PERIOD AUGUST 22, 1996 TO DECEMBER 31, 1996
             AND THE THREE MONTHS ENDED MARCH 31, 1998 (unaudited)
                                 (in thousands)



                                                                    Brandywine Realty Trust's
                                                                       Ownership Interests
                                                                ----------------------------------
                                                                        General       Limited      Total          Limited
                                                                        Partner       Partner      Partners'      Partners'
                                                                         Capital      Capital       Capital    Capital Interest
                                                                       ---------      -------      ---------   ----------------

BRANDYWINE REALTY TRUST

Shareholders' equity at January 1, 1995                                  $ 9,189      $     -       $  9,189      $      -
      Distributions ($1.65 per share)                                     (1,021)           -         (1,021)            -
      Net loss                                                              (824)           -           (824)            -
                                                                       ---------      -------      ---------      --------
Shareholders' equity at December 31, 1995                                  7,344            -          7,344             -
                                                                       ---------      -------  --------------     --------
      Issuance of Common Shares and warrants                                 337            -            337             -
      Distributions ($0.36 per share)                                       (226)           -           (226)            -
      Net loss                                                               (91)           -            (91)            -
                                                                       ---------      -------      ---------      --------
Shareholders' equity August 21, 1996                                     $ 7,364      $     -        $ 7,364           $ -
                                                                       =========      =======      =========      ========

BRANDYWINE OPERATING PARTNERSHIP, L.P.

Partners' capital at August 22, 1996 (inception)                         $ 7,364         $  -        $ 7,364           $ -
      Issuance of Common and Preferred Shares and warrants               121,246            -        121,246             -
      Issuance of Units                                                        -            -              -         8,768
      Redemption of Units                                                      -        2,150          2,150        (2,288)
      Distributions ($0.46 per Unit)                                      (2,296)         (23)        (2,319)         (127)
      Net income (loss)                                                      (70)          (1)           (71)           45
      Adjustment to reflect limited partners' redeemable
        capital at redemption value at balance sheet date                 (1,376)         (18)        (1,394)        1,394
                                                                       ---------      -------      ---------      --------
Partners' capital at December 31, 1996                                   124,868        2,108        126,976         7,792
                                                                       ---------      -------      ---------      --------
      Issuance of Common Shares and warrants                             305,664            -        305,664             -
      Issuance of Units                                                        -            -              -         9,508
      Redemption of Units                                                      -        1,069          1,069        (1,374)
      Distributions ($1.44 per Unit)                                     (24,330)        (246)       (24,576)         (531)
      Net income                                                          14,851          150         15,001           376
      Adjustment to reflect limited partners' redeemable
        capital at redemption value at balance sheet date                 (1,989)         (14)        (2,003)        2,003
                                                                       ---------      -------      ---------      --------
Partners' capital at December 31, 1997                                   419,064        3,067        422,131        17,774
                                                                       ---------      -------      ---------      --------
      Issuance of Common Shares and warrants (unaudited)                 287,679            -        287,679             -
      Issuance of Units (unaudited)                                            -            -              -         3,612
      Redemption of Units (unaudited)                                          -        6,467          6,467        (3,877)
      Distributions ($0.37 per Unit) (unaudited)                         (13,710)        (138)       (13,848)         (168)
      Net income (unaudited)                                               7,866           79          7,945           130
      Adjustment to reflect limited partners' redeemable
        capital at redemption value at balance sheet date (unaudited)     (6,234)          (70)        (6,304)        6,304
                                                                       ---------     --------      ---------      --------
Partners' capital at March 31, 1998 (unaudited)                        $ 694,665      $ 9,405      $ 704,070      $ 23,775
                                                                       =========      =======      =========      ========




        The accompanying notes are an integral part of these statements.

       BRANDYWINE OPERATING PARTNERSHIP, L.P. AND BRANDYWINE REALTY TRUST
                      CONSOLIDATED STATEMENTS OF CASH FLOW
  FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1995, THE PERIOD JANUARY 1, 1996 TO
        AUGUST 21, 1996, THE PERIOD AUGUST 22, 1996 TO DECEMBER 31, 1996,
   AND THE THREE MONTHS ENDED MARCH 31, 1998 (unaudited) and 1997 (unaudited)
                                 (in thousands)

                                                                            Brandywine Operating             Brandywine
                                                                              Partnership, L.P.                Realty Trust
                                                                  -------------------------------------   ----------------------
                                                                                                For the     For the
                                                                                                Period       Period
                                                         For the Three Months       For the     August 22,  January 1,     Year
                                                            Ended March 31,        Year Ended    1996 to     1996  to     Ended
                                                         ---------------------    December 31, December 31, August 21,  December 31,
                                                           1998          1997        1997         1996        1996          1995
                                                         ---------   ---------     ---------   ---------    --------     -------
                                                       (unaudited)   (unaudited)
Cash flows from operating activities:
Net income                                              $  8,075     $  2,144     $ 15,377     $    (26)    $ (91)      $ (824)
Adjustments to reconcile net income to net
   cash provided by operating activities:
   Depreciation and amortization                           7,713        2,310       15,589        2,192       644        1,402
   Equity in (income) loss of management
     company                                                 (35)        (125)         (89)          26         -            -
   Amortization of deferred compensation                     372            -            -            -         -            -
   Amortization of discounted notes payable                   67            -          334           26         6
   Extraordinary item - write off of deferred
     financing costs                                         858            -            -            -         -            -
   Changes in assets and liabilities:
      Accounts receivable                                 (1,188)        (709)      (2,323)         (86)     (407)        (54)
      Affiliate receivable                                  (134)          38          303         (517)        -            -
      Other assets                                        (1,057)        (103)      (1,303)        (271)      226          18
      Accounts payable and accrued expenses                3,066          938          818          783       (57)        (50)
      Accrued mortgage interest                              367           55          655         (191)       54          24
      Other liabilities                                    3,364          545        4,211          171        86         (19)
                                                        --------     --------     --------     --------     -----        -----
   Net cash provided by operating activites               21,468        5,093       33,572        2,107       461         497
                                                        --------     --------     --------     --------     -----        -----
Cash flows from investing activities:
Purchase of properties                                  (445,035)     (58,143)    (406,871)     (23,732)  (10,186)           -
Investment in real estate ventures                        (1,796)           -       (5,480)           -         -            -
Decrease (increase) in escrowed cash                      (1,029)         432        1,832          393       207         (41)
Capital expenditures and leasing
   commissions paid                                       (4,762)      (2,292)      (7,737)      (1,495)     (588)       (660)
                                                        --------     --------     --------     --------     -----        -----
   Net cash used in investing activities                (452,622)     (60,003)    (418,256)     (24,834)  (10,567        (701)
                                                        --------     --------     --------     --------     -----        -----
Cash flows from financing activites:
Proceeds from issuance of units /
   shares, net                                           287,462       45,534      305,055       90,960       337            -
Distributions paid to general
   partner / shareholders                                 (8,634)      (2,127)     (18,069)        (191)     (319)(     2,227)
Distributions paid to limited
   partners / minority partners                             (134)         (54)        (448)          (9)        -          (5)
Proceeds from note payable to related party                    -            -            -          387     1,005           -
Proceeds from mortgage notes payable                           -       21,682          388        1,322     8,574       9,000
Repayment of mortgage notes payable                         (646)      (9,578)      (4,485)     (50,703)     (170)(     6,968)
Proceeds from notes payable, Credit Facility             570,867            -      293,208            -         -            -
Repayment of notes payable, Credit Facility             (407,800)           -     (177,975)           -         -            -
Purchase of limited partnership units                          -            -         (531)           -         -            -
Other debt costs                                          (1,361)        (428)      (1,296)        (921)        -        (522)
                                                        --------     --------     --------     --------     -----        -----
   Net cash provided by (used in)
     financing activities                                439,754       55,029      395,847       40,845     9,427        (722)
                                                        --------     --------     --------     --------     -----        -----
Increase (decrease) in cash and cash equivalents           8,600          119       11,163       18,118      (679)       (926)
Cash and cash equivalents at beginning of period          29,442       18,279       18,279          161       840       1,766
                                                        --------     --------     --------     --------     -----        -----
Cash and cash equivalents at end of period              $ 38,042     $ 18,398     $ 29,442     $ 18,279     $ 161        $840
                                                        ========     ========     ========     ========     =====        =====

             The accompanying notes are an integral part of these statements.

       BRANDYWINE OPERATING PARTNERSHIP, L.P. AND BRANDYWINE REALTY TRUST
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND NATURE OF OPERATIONS:
    --------------------------------------

Brandywine Operating Partnership, L.P. (the "Operating Partnership") is a Delaware limited partnership active in acquiring, developing, redeveloping, leasing and managing office and industrial properties. The Operating Partnership is the entity through which Brandywine Realty Trust ("Brandywine," and collectively with its subsidiaries, the "Company"), a self-administered and self-managed Maryland real estate investment trust (a "REIT"), conducts substantially all of its business. Brandywine commenced its operations in 1986 and since August 22, 1996 has owned substantially all of its assets and conducted its operations through the Operating Partnership. As of June 1, 1998, Brandywine's ownership interest in the Operating Partnership was approximately 97.4%.

Brandywine controls the Operating Partnership as its sole general partner (this structure is commonly referred to as an umbrella partnership REIT or "UPREIT"). The Board of Trustees of Brandywine manages the affairs of the Operating Partnership. Brandywine's general and limited partner interests in the Operating Partnership entitle it to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to its ownership interest therein and Brandywine's limited partner interests entitle Brandywine to vote on all matters requiring a vote of the limited partners.

The other limited partners of the Operating Partnership are persons who contributed their direct or indirect interests in certain properties to the Operating Partnership. The Operating Partnership is obligated to redeem each unit of partnership interest ("Unit") held by a person other than Brandywine, at the request of the holder thereof and subject to certain time restrictions, for cash equal to the fair market value of a share of Brandywine's common shares of beneficial interest ("Common Shares"), par value $.01 per share, at the time of such redemption, provided that Brandywine, at its option, may elect to acquire any such Unit presented for redemption for one Common Share or cash. Brandywine presently anticipates that it will elect to issue its Common Shares to acquire Units presented for redemption, rather than paying cash. Such limited partners' redemption rights are reflected in "limited partners' capital interest" in the accompanying consolidated balance sheets at the cash redemption amount at the balance sheet date. With each such redemption Brandywine's percentage ownership interest in the Operating Partnership will increase. In addition, whenever Brandywine issues Common Shares or preferred shares of beneficial interest ("Preferred Shares"), par value $.01 per share, Brandywine may contribute any net proceeds therefrom to the Operating Partnership and the Operating Partnership is obligated to issue an equivalent number of Units to Brandywine.

Distributions to holders of Units are made to enable distributions to be made to Brandywine's shareholders under its dividend policy. Federal income tax laws require Brandywine, as a REIT, to distribute 95% of its ordinary taxable income. The Operating Partnership makes distributions to Brandywine to enable it to satisfy this requirement.

As of December 31, 1997, the Operating Partnership's portfolio included 95 office properties and 22 industrial facilities (the "Properties") that contained an aggregate of approximately 7.1 million net rentable square feet. As of December 31, 1997, the Properties (excluding two Properties under development or redevelopment) were approximately 91.2% leased to 688 tenants and had an average age of approximately 14 years. Approximately 96% of the Operating Partnership's portfolio based on net rentable square feet (113 of the 117 Properties) was located in the Suburban Philadelphia Office and Industrial Market. "Suburban Philadelphia Office and Industrial Market" or "Market" means the areas comprised of the following counties: Berks, Bucks, Chester, Delaware, Lehigh, Montgomery and Northampton in Pennsylvania and Burlington and Camden in New Jersey.

The Operating Partnership holds a 95% economic interest in Brandywine Realty Services Corporation (the "Management Company") through its ownership of 100% of the Management Company's non-voting preferred stock and 5% of its voting common stock. As of December 31, 1997, the Management Company was responsible for managing and leasing 115 of the Operating Partnership's Properties and other properties on behalf of third parties.

A majority of the Properties are located within the Suburban Philadelphia Office and Industrial Market. As such, a downturn in business activity in this market could negatively impact the Company. Management believes the Market provides a well-diversified economic base which helps to insulate the region from the types of market vicissitudes that can adversely affect a single-sector economy.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Principles of Consolidation
---------------------------

The accompanying financial statements of the Operating Partnership have been prepared on a consolidated basis and include all the accounts of the Operating Partnership and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The accompanying financial statements of Brandywine have also been presented on a consolidated basis.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capitalization of Costs
-----------------------

The Operating Partnership has capitalized as deferred costs certain expenditures related to the financing and leasing of the Properties. Capitalized loan fees are being amortized over the terms of the related loans and leasing commissions are being amortized over the term of the related leases. Deferred costs and other assets are presented net of accumulated amortization totaling $1,994,000 and $729,000 as of December 31, 1997 and 1996, respectively.

Real estate investments
-----------------------

Real estate investments are carried at cost, less accumulated depreciation. It is the policy of the Operating Partnership and Brandywine to review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on fair value of the asset. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows. No impairment adjustments have been made as a result of this review process by the Operating Partnership or Brandywine during any of the periods presented.

Depreciation and Amortization
-----------------------------

Depreciation is computed using the straight-line method. Estimated useful lives range from 25 to 35 years for buildings and improvements and five years for personal property. Amortization of tenant improvements is provided over the shorter of the lease term or the life of the assets.

Investment in Management Company
--------------------------------

Investment in the Management Company is accounted for using the equity method. See Note 4 for further discussion.

Investment in Unconsolidated Real Estate Ventures

The Operating Partnership accounts for its non-controlling interests in office development joint ventures using the equity method. Non-controlling ownership interests range from 35% - 65%. These investments are recorded initially at the Operating Partnership's cost and subsequently adjusted for the Operating Partnership's net equity in income and cash contributions and distributions.

Federal Income Taxes
--------------------

The Operating Partnership is taxed as a partnership under the provisions of the Internal Revenue Code. As a result, the Operating Partnership is not subject to federal income taxes, and the taxable income of the Operating Partnership has been included in the individual tax returns of the Operating Partnership's partners. Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Management Company is subject to Federal and state income taxes. The operating results of the Management Company include a provision for income taxes.

Revenue Recognition
-------------------

Rental revenue from tenants is recognized on a straight-line basis over the term of the lease agreements regardless of when payments are due and accrued rents are included in accounts receivable on the balance sheets. Certain lease agreements contain provisions which provide for reimbursement of the tenants' share of real estate taxes and certain common area maintenance costs. These reimbursements are reflected on the accrual basis.

No tenant represented 10% or more of the Operating Partnership's or Brandywine's rental revenue in 1997 or 1996. During 1995, two tenants each individually represented approximately 10% of Brandywine's total rental revenue.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts reported in the balance sheet for cash, accrued liabilities, and short-term borrowings approximate their fair values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures included elsewhere in these notes.

Statements of Cash Flows
------------------------

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments with original maturities of 90 days or less. At December 31, 1997, 1996 and 1995, cash and cash equivalents totaling $29,442,000, $18,279,000 and $840,000, respectively, included tenant escrow deposits of $2,739,000, $789,000 and $198,000, respectively.

Interim Unaudited Financial Statements
--------------------------------------

Certain of the financial statements included herein have been prepared by the Operating Partnership without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although Management believes that the included disclosures are adequate to make the information presented not misleading. In the opinion of Management, all adjustments (consisting solely of normal recurring matters) necessary to fairly present the financial position of the Operating Partnership as of March 31, 1998, and the results of its operations and its cash flows for the three month periods ended March 31, 1998 and 1997 have been included. The results of operations for such interim periods are not necessarily indicative of the results for a full year.


3. ACQUISITIONS OF REAL ESTATE INVESTMENTS:
   ----------------------------------------

1998
----
Subsequent to December 31, 1997 and through March 31, 1998, the Operating Partnership purchased 50 Properties (44 office properties and 6 industrial facilities) which contain an aggregate of approximately 4.3 million net rentable square feet. The purchase price for the 50 Properties was approximately $492.6 million.

Subsequent to March 31, 1998 and through June 1, 1998, the Operating Partnership purchased 12 office Properties which contain an aggregate of approximately 733,000 net rentable square feet. The purchase price for the 12 Properties was approximately $90.1 million.

The following unaudited pro forma financial information of the Operating Partnership for the three months ended March 31, 1998 and 1997 gives effect to the properties acquired and the Unit issuances during 1998 and 1997 as if the purchases and issuances had occurred on January 1, 1998 and 1997, respectively.



                                        Three Months Ended December 31,
                              --------------------------------------------------
                                             1998           1997
                                         ------------   ------------
                              (Unaudited and in thousands, except per Unit data)

Pro forma total revenues                    $48,129        $44,529
Pro forma net income before
  extraordinary items                       $15,545        $11,810
Diluted pro forma net income per
  Unit before extraordiarny items             $0.41          $0.31


1997
----
During 1997, the Operating Partnership acquired 80 properties (61 office properties and 19 industrial facilities) which contained an aggregate of approximately 5.1 million net rentable square feet. The aggregate purchase price for the 1997 property acquisitions was $403.7 million, consisting of $378.3 million of cash, $15.9 million of debt assumed and $9.5 million in Units.

The following unaudited pro forma financial information of the Operating Partnership for the years ended December 31, 1997 and 1996 gives effect to the properties acquired and the Unit issuances during 1997 and 1996 as if the purchases had occurred on January 1, 1997 and 1996, respectively.

                                           Year Ended December 31,
                              --------------------------------------------------
                                             1997           1996
                                         ------------   ------------
                              (Unaudited and in thousands, except per Unit data)

Pro forma total revenues                   $ 94,856       $ 86,309
Pro forma net income                       $ 25,117       $ 18,227
Pro forma net income per Unit              $   1.01       $   0.75

1996
The Operating Partnership acquired 33 properties in 1996 (30 office properties and 3 industrial facilities) which contain an aggregate of approximately 1.7 million net rentable square feet. The purchase price for the 1996 property acquisitions was $139.7 million.

The following unaudited pro forma financial information of the Operating Partnership for the years ended December 31, 1996 and 1995 gives effect to the properties acquired and the Unit issuances during 1996 as if the purchases had occurred on January 1, 1996 and 1995, respectively.



                                           Year Ended December 31,
                              --------------------------------------------------
                                             1996           1995
                                         ------------   ------------
                              (Unaudited and in thousands, except per Unit data)
Pro forma total revenues                   $ 25,614       $ 22,845
Pro forma net income                       $  3,190       $  1,198
Pro forma net income
  per Unit                                 $   0.37       $   0.14


All acquisitions described above were accounted for by the purchase method. The results of operations for each of the acquired properties have been included from the respective purchase dates. All pro forma financial information presented within this footnote is unaudited and is not necessarily indicative of the results which actually would have occurred if acquisitions had been consummated on the respective dates indicated, nor does the pro forma information purport to represent the results of operations for future periods.


4.  MANAGEMENT COMPANY
    ------------------

On August 22, 1996, the Management Company commenced operations and is responsible for various activities including: management, leasing, construction, redevelopment and development of the Operating Partnership's Properties and properties on behalf of third parties as well as providing other real estate related services for third parties. Total management fees paid by the Operating Partnership's Properties to the Management Company are included in management fee expense in the accompanying statements of operations and amounted to $2,263,000 during 1997 and $263,000 for the period from August 22, 1996 to December 31, 1996. The Management Company also receives payments of certain costs attributable to the operation of the Properties. Such reimbursements are included in property operating expenses in the accompanying statements of operations and amounted to $1.9 million during 1997 and $147,000 for the period from August 22, 1996 to December 31, 1996. Summarized unaudited financial information for the Management Company as of December 31, 1997 and 1996, for the year ended December 31, 1997 and for the period from August 22, 1996 to December 31, 1996 is as follows:


                                                     Period Ended December 31,
                                                    ----------------------------
                                                        1997            1996
                                                    ------------    ------------
                                                    (Unaudited and in thousands)

Total assets                                            $   924         $ 345
Total revenue                                           $ 5,077         $ 301
Net income (loss)                                       $    93         $ (42)
Operating Partnership's  share of net income (loss)     $    89         $ (26)

5.  INDEBTEDNESS

    ------------
Notes Payable Credit Facility - The Operating Partnership utilizes credit facility borrowings for general business purposes, including the acquisition of office and industrial properties and the repayment of certain outstanding debt. On July 15, 1997, the Operating Partnership's increased the availability for borrowing under its revolving credit facility (the "1997 Credit Facility") from $80.0 million to $150.0 million. At year end, $34.8 million remained available for borrowing under this facility. The 1997 Credit Facility was secured by 39 of the Properties and bore interest at a per annum floating rate equal to the Operating Partnership's choice of 30, 60 or 90-day LIBOR, plus 175 basis points. The weighted average interest rate during 1997 for borrowings under the 1997 Credit Facility was 7.4%. No amounts were borrowed under the facility in 1996.

During the first quarter of 1998, the Operating Partnership replaced the 1997 Credit Facility with a $330 million unsecured revolving credit facility (the "1998 Credit Facility"). The new facility enables the Operating Partnership to borrow funds at a reduced interest rate equal to the 30, 60, 90 or 180-day LIBOR, plus, in each case, a range of 100 to 137.5 basis points, depending on the Operating Partnership's then existing leverage and debt rating. Alternatively, the Operating Partnership can borrow funds at a base rate equal to the higher of (i) the Prime Rate or (ii) the Fed Funds Rate plus 50 basis points. The 1998 Credit Facility matures on January 5, 2001 and is extendible, under certain circumstances, at the Operating Partnership's option to January 5, 2002.

The 1998 Credit Facility requires the Operating Partnership to maintain ongoing compliance with a number of customary financial and other covenants, including leverage ratios based on gross implied asset value and debt service coverage ratios, limitations on liens and distributions and a minimum net worth requirement.

On May 7, 1998 the Operating Partnership entered into an unsecured credit facility (the "Additional Facility") with NationsBank, N.A. permitting advances of up to $150 million, subject to certain conditions. The Additional Facility matures on November 7, 1998, subject to a two-month extension under certain circumstances, and allows the Operating Partnership to borrow funds at an interest rate equal to LIBOR plus 150 basis points or, at the Operating Partnership's option, the Prime Rate plus 25 basis points. Amounts repaid by the Operating Partnership under the Additional Facility are not subject to reborrowing. The Additional Credit Facility incorporates the covenants contained in the 1998 Credit Facility.

Mortgage Notes Payable - Mortgage loans encumbered 20 and 18 of the Properties as of December 31, 1997 and 1996, respectively. Additionally, as of December 31, 1997, mortgage loans encumbered certain of the Operating Partnership's land holdings. Interest rates on the mortgage loans ranged from 5.0% to 9.9% and the mortgage loans had weighted average interest rates of 8.3%, 8.4% and 9.2% during 1997, 1996 and 1995, respectively.

Included in mortgage notes payable are non-interest bearing loans which have an imputed 8% interest rate. On December 31, 1997, these loans totaled $3.8 million with unamortized discounts of $254,000. On December 31, 1996, non-interest bearing loans totaled $4.8 million with unamortized discounts of $587,000. Amortization of the discounts aggregated $333,000, $49,000 and $14,000 during the year ended 1997, the period August 22, 1996 to December 31, 1996 and the period January 1, 1996 to August 21, 1996, respectively.

Aggregate principal payments on mortgage notes payable at December 31, 1997 are due as follows:



             1998                   $ 13,092,000
             1999                     12,823,000
             2000                      3,883,000
             2001                      1,021,000
             2002                     13,835,000
      2003 and thereafter              4,077,000
                                    ------------
                                    $ 48,731,000
                                    ============


As of December 31, 1997, the Operating Partnership was in compliance with all debt covenants. During the years ended December 31, 1997, 1996 and 1995, interest paid totaled $6,071,000, $2,827,000 and $784,000, respectively. As of December 31, 1997, 59 of the 117 Properties were mortgaged or subject to liens under the secured Credit Facility and mortgage notes payable and had an aggregate net book value of $308.1 million. As of December 31, 1997, the fair values of mortgage notes payable and notes payable under the Credit Facility approximate carrying costs.

As of December 31, 1997, the Operating Partnership had entered into guaranties, and agreements contemplating the provision of guaranties, for the benefit of unconsolidated real estate ventures, aggregating approximately $33.3 million. Payment under these guaranties would constitute loan obligations of, or preferred equity positions in, the applicable unconsolidated real estate venture.


6.  ISSUANCE OF UNITS:
    ------------------

The agreement of limited partnership of the Operating Partnership provides that if Brandywine contributes the net proceeds of a Common Share offering to the Operating Partnership, the Operating Partnership will issue to Brandywine a number of Units equal to the number of Common Shares issued. Since the inception of the Operating Partnership, Brandywine has contributed, and expects to continue to contribute, all of the net proceeds received upon Common Share offerings to the Operating Partnership.

1998
----
During the three months ended March 31, 1998, the Operating Partnership issued 13,086,298 Units to Brandywine in exchange for the net proceeds from the issuance of 13,086,298 Common Shares to the public. In addition, the Operating Partnership issued 543,400 Units as part of the purchase price for certain property acquisitions.

1997
----
During 1997, the Operating Partnership issued 15,413,609 Units to Brandywine in exchange for the net proceeds from the issuance of 15,413,609 Common Shares to the public. In addition, the Operating Partnership issued 576,764 Units as part of the purchase price for certain property acquisitions. During 1997, the Operating Partnership paid cash to satisfy obligations of certain limited partners in exchange for 28,994 Units.

1996
----
For the period August 22, 1996 through December 31, 1996, the Operating Partnership issued 7,551,514 Units to Brandywine in exchange for the net proceeds from the issuance of 5,945,454 Common Shares and 1,606,060 Preferred Shares to the public and through private placements. In addition, the Operating Partnership issued 1,281,848 Units as part of the purchase price for certain property acquisitions.

The Company had reserved, as of December 31, 1997, 762,105 Common Shares for issuance upon the exercise of share options and warrants described above. At December 31, 1997, all options and warrants outstanding were exercisable and were granted with an exercise price equal to the fair market value on the date of grant. Outstanding options and warrants have a weighted average remaining contractual life of 4.0 years, an average exercise price of $20.09 per share and an aggregate purchase price of $15,311,000. During 1997 and 1996, there were no options or warrants exercised or canceled and no options or warrants expired.

During 1996, the Operating Partnership adopted a stock-based compensation accounting standard, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 encourages a fair value method of accounting for employee stock options and similar equity instruments. The statement also allows an entity to account for stock-based compensation using the intrinsic value based method in APB Opinion No. 25. As provided for in the statement, the Operating Partnership elected to utilize the intrinsic value method of expense recognition. If compensation cost for the warrants and options granted to executive officers and employees of the Company during 1996 had been determined using the fair value method prescribed by SFAS No. 123, the Operating Partnership's net earnings and earnings per Unit would have been the pro forma amounts indicated below:

                                       Year ended December 31,
                                   --------------------------------
                                         1997              1996
                                   --------------    --------------
                              (unaudited and in thousands, except per unit data)
Net income (loss):
     As reported                     $ 15,377           $  (117)
     Pro forma                         15,078              (448)
Earnings (loss) per unit:
     As reported
        Basic                        $   0.96           $ (0.07)
        Diluted                      $   0.95           $ (0.07)
     Pro forma
        Basic                        $   0.94           $ (0.26)
        Diluted                      $   0.93           $ (0.26)




The pro forma effect on results may not be representative of the impact in future years because the fair value method was not applied to options granted before 1995.

The weighted average fair value of each warrant issued in 1996 was $1.38 for warrants issued to the executive officers and $1.13 for warrants issued to Company employees. Fair value was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

                               Executive        Company
                               officers        employees
                             ------------     -----------
Expected life in years             5                3
Risk-free interest rate          6.0%             6.0%
Volatility                      17.5%            17.5%
Dividend yield                   7.0%             7.0%


On January 2, 1998, the Company awarded an aggregate of 443,557 "restricted" Common Shares to six of the Company's executives. These restricted shares vest over five to eight year periods and were valued at approximately $11.2 million (based on the closing price of Common Shares on January 2, 1998). Also on January 2, 1998, the Company awarded certain of its employees options exercisable for an aggregate 2,043,704 Common Shares. These options vest over two to five years and have exercise prices ranging from $25.25 to $29.04.

7.  EARNINGS PER UNIT:
    ------------------

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share. Basic earnings per Unit are based on the weighted average number of Units outstanding during the year. Diluted earnings per Unit are based on the weighted average number of Units outstanding during the year adjusted to give effect to Unit equivalents. All per Unit amounts for all periods presented have been presented in conformity SFAS 128. A reconciliation between basic and diluted average Units outstanding is shown below.

                                                                  Brandywine Operating Partnership, L.P.
                                              -------------------------------------------------------------------------

                                                    For the Three Months              For the           For the Period
                                                      Ended March 31,               Year Ended         August 22, 1996
                                              ---------------------------------    December 31,        to December 31,
                                                   1998              1997              1997                  1996
                                              ----------------  ---------------  ------------------  ------------------
                                                (unaudited)      (unaudited)
Average Units outstanding - basic                  32,011,173        9,732,560          16,098,145         3,629,575
Incremental Units from assumed
   conversions of share options                       133,353           51,891              77,113            14,968
                                                  -----------      -----------         -----------       -----------
Average Units outstanding - diluted                32,144,526        9,784,451          16,175,258         3,644,543
                                                  ===========      ===========         ===========       ===========

(RESTUBBED TABLE)

                                                      Brandywine Realty Trust
                                             --------------------------------------
                                                For the Period           For the
                                               January 1, 1996         Year Ended
                                                to August 21,         December 31,
                                                     1996                 1995
                                              -------------------   ---------------
Average Units outstanding - basic                  623,965              618,733
Incremental Units from assumed
   conversions of share options                     11,613                6,057
                                               -----------          -----------
Average Units outstanding - diluted                635,578              624,790
                                               ===========          ===========

8. RELATED-PARTY TRANSACTIONS:
   ---------------------------

During 1996, the Operating Partnership consummated a transaction (the "SSI/TNC Transaction") in which the Operating Partnership acquired substantially all of the real estate holdings of Safeguard Scientifics, Inc. ("SSI") and SSI's real estate affiliate, The Nichols Company ("TNC"), then a private real estate development and management services company. The then President of TNC, Anthony
A. Nichols, Sr. and the Chairman and Chief Executive Officer of SSI, Warren V. Musser, became members of Brandywine's Board of Trustees.

Approximately 21,580 net rentable square feet of office space is leased by the Operating Partnership to an affiliate of SSI at an average rental rate of $9.66 per square foot under a lease that expires in April 1999.

In March 1997, the Operating Partnership acquired a parcel of undeveloped land from Horsham Valley, Inc., an entity in which Mr. Nichols, Sr., Chairman of the Board of Brandywine, holds an approximate 25% interest. The purchase price of approximately $1.0 million was determined through arm's-length negotiation between the Operating Partnership and the seller.

In August 1997, the Operating Partnership satisfied obligations of TNC (a company controlled by Mr. Nichols, Sr.) on account of brokerage commissions and tenant improvements. In exchange, TNC forfeited 28,944 Units.

Walter D'Alessio, a member of Brandywine's Board of Trustees, is President and Chief Executive Officer of a subsidiary of Legg Mason Wood Walker Incorporated, which performed investment banking services and other financial advisory services for the Company during 1997 and 1996.

Mr. D'Alessio is a director of PECO Energy Company. In December 1997, the Operating Partnership acquired an office property from PECO Energy Company for a purchase price of $9.5 million. Mr. D'Alessio was not a participant in the committee which made the decision to purchase the property and negotiated the related terms of the transaction.

9.   OPERATING LEASES:
     -----------------

The Operating Partnership leases its properties to tenants under operating leases with various expiration dates extending to the year 2012. At December 31, 1997, leases covering approximately 1.0 million square feet or 14% of the net leasable space at the Properties were scheduled to expire during 1998. Gross minimum future rentals and accrued rental income on noncancelable leases at December 31, 1997 are as follows (in thousands):

                                                   Accrued rental     Total accrual basis
        Year                   Cash rentals            income            rental income
      --------               ----------------    ------------------  ---------------------
        1998                      $ 73,646             $ 2,048                $ 75,694
        1999                        64,175               1,125                  65,300
        2000                        54,020                 206                  54,226
        2001                        41,779                (539)                 41,240
        2002                        29,416                (854)                 28,562
 2003 and thereafter                68,743              (4,217)                 64,526
                                ----------           ---------             -----------
                                 $ 331,779            $ (2,231)              $ 329,548
                                ==========           =========             ===========

The total minimum future rentals presented above do not include amounts that may be received as tenant reimbursements for charges to cover increases in certain operating costs.

                                  SCHEDULE III
          Real Estate and Accumulated Depreciation - December 31, 1997
                                 (in thousands)



                                                                        Initial Cost
                                                          --------------------------------------

                                                                                        Net
                                           Encumberances                            Improvements
                                                at                                  (Retirements)
                                            December 31,             Building and       Since
              Property Name                    1997        Land      Improvements    Acquisition
----------------------------------------------------------------------------------------------

OFFICE PROPERTIES

NORTHERN PHILADELPHIA SUBURBS
Horsham / Willow Grove / Jenkingtown,  PA
    700 Business Center Drive                    $ -        $  550       $ 2,201       $ 13
    800 Business Center Drive                      -           895         3,585         47
    One Progress Avenue                            -         1,403         5,629         51
    500 Enterprise Road                            -         1,302         5,188          -
    300 Welsh Road                                 -         1,289         5,157          -
    1155 Business Center Drive                     -         1,029         4,124         10
    650 Dresher Road                               -           635         2,501         64
    655 Business Center Drive                    369         1,218         2,529        524
Blue Bell / Plymouth Meeting / Fort Washington
    501 Office Center Drive                        -         1,796         7,192         46
    500 Office Center Drive                        -         1,617         6,480          -
    323 Norristown Road                            -         1,685         6,751          -
    321 Norristown Road                            -         1,286         5,176         89
    2240/50 Butler Pike                            -         1,103         4,627         29
    220 Commerce Drive                             -         1,086         4,338          -
    2260 Butler Pike                               -           661         2,727         73
    120 West Germantown Pike                       -           684         2,773         51
    140 West Germantown Pike                       -           481         1,976         13


                                                    Gross Amount at Which Carried
                                                          December 31, 1997
                                            ----------------------------------------------


                                                                               Accumulated
                                                        Building               Depreciation at
                                                          and                  December 31,       Date of      Date     Depreciable
              Property Name                   Land    Improvements  Total (3)    1997 (4)      Construction   Acquired     Life
------------------------------------------- ----------------------------------------------  ---------------------------------------

OFFICE PROPERTIES

NORTHERN PHILADELPHIA SUBURBS
Horsham / Willow Grove / Jenkingtown,  PA
    700 Business Center Drive                  $  550      $ 2,214   $ 2,764         $ 96          1986        1996         25
    800 Business Center Drive                     895        3,632     4,527          179          1986        1996         25
    One Progress Avenue                         1,403        5,680     7,083          306          1986        1996         25
    500 Enterprise Road                         1,302        5,188     6,490          508          1990        1996         25
    300 Welsh Road                              1,289        5,157     6,446           31          1985        1997         25
    1155 Business Center Drive                  1,029        4,134     5,163          451          1990        1996         25
    650 Dresher Road                              635        2,565     3,200          189          1984        1996         25
    655 Business Center Drive                   1,218        3,053     4,271          120          1997        1997        31.5
Blue Bell / Plymouth Meeting / Fort Washington
    501 Office Center Drive                     1,796        7,238     9,034          109          1974        1997         25
    500 Office Center Drive                     1,617        6,480     8,097           99          1974        1997         25
    323 Norristown Road                         1,685        6,751     8,436          164          1988        1997         25
    321 Norristown Road                         1,286        5,265     6,551          137          1972        1997         25
    2240/50 Butler Pike                         1,103        4,656     5,759          383          1984        1996         25
    220 Commerce Drive                          1,086        4,338     5,424           27          1985        1997         25
    2260 Butler Pike                              661        2,800     3,461          211          1984        1996         25
    120 West Germantown Pike                      684        2,824     3,508          183          1984        1996         25
    140 West Germantown Pike                      481        1,989     2,470          167          1984        1996         25



                                                                 Initial Cost
                                                          ----------------------


                                           Encumberances
                                                at
                                            December 31,            Building and
              Property Name                    1997         Land    Improvements
--------------------------------------------------------------------------------

Southern Bucks County
    33 Street Road - Greenwood Square I            -         851         3,407
    33 Street Road - Greenwood Square II           -       1,126         4,511
    33 Street Road - Greenwood Square III          -         350         1,401
    2010 Cabot Boulevard                           -         760         3,091
    2000 Cabot Boulevard                           -         569         2,281
    3000 Cabot Boulevard                           -         485         1,940
    2260/70 Cabot Boulevard                        -         415         1,661
    2005 Cabot Blolevard                           -         313         1,257
                                              ------      ------        ------
    Total Northern Philadelphia Suburbs          369      23,589        92,503
                                              ------      ------        ------

WESTERN PHILADELPHIA SUBURBS
Southern Route 202 Corridor, PA
    486 Thomas Jones Way                       6,279 (1)     805         3,256
    855 Springdale Drive                           -         838         3,370
    456 Creamery Way                               -         635         2,548
    110 Summit Drive                               -         402         1,647
    1336 Enterprise Drive                          -         731         2,946
    468 Creamery Way                               - (1)     526         2,112
    748 Springdale Drive                           -         231           931
Main Line, PA
    300 Berwyn Park                                -       3,358        13,422
    200 Berwyn Park                                -       2,364         9,460
    16 Campus Boulevard                            -       1,152         4,627
    Campus Boulevard - Lot 13                      -         912             -




                                             Intial               Gross Amount at Which Carried
                                              Cost                      December 31, 1997
                                          -------------- ------------------------------------------------

                                               Net
                                           Improvements                                   Accumulated
                                           (Retirements)           Building             Depreciation at                      Depre-
                                              Since                   and                December 31,     Date of     Date    ciable
              Property Name                Acquisition     Land   Improvements  Total(3)    1997 (4)    Construction Acquired  Life
-------------------------------------------------------- ----------------------------------------------  ---------------------------

Southern Bucks County
    33 Street Road - Greenwood Square I             289        851        3,696    4,547           209      1985      1996       25
    33 Street Road - Greenwood Square II            226      1,126        4,737    5,863           238      1985      1996       25
    33 Street Road - Greenwood Square III           270        350        1,671    2,021            79      1985      1996       25
    2010 Cabot Boulevard                              -        760        3,091    3,851            79      1985      1997       25
    2000 Cabot Boulevard                             28        569        2,309    2,878            62      1985      1997       25
    3000 Cabot Boulevard                             27        485        1,967    2,452            91      1986      1996       25
    2260/70 Cabot Boulevard                          66        415        1,727    2,142            88      1984      1996       25
    2005 Cabot Boulevard                              -        313        1,257    1,570            31      1985      1997       25
                                          -------------- ----------------------------------------------
    Total Northern Philadelphia Suburbs           1,916     23,589       94,419  118,008         4,237
                                          -------------- ----------------------------------------------

WESTERN PHILADELPHIA SUBURBS
Southern Route 202 Corridor, PA
    486 Thomas Jones Way                            215        805        3,471    4,276           357      1990      1996       25
    855 Springdale Drive                              -        838        3,370    4,208            77      1986      1997       25
    456 Creamery Way                                  -        635        2,548    3,183           163      1987      1996       25
    110 Summit Drive                                145        402        1,792    2,194           124      1985      1996       25
    1336 Enterprise Drive                             -        731        2,946    3,677            97      1989      1997       25
    468 Creamery Way                                 10        526        2,122    2,648           167      1990      1996       25
    748 Springdale Drive                              -        231          931    1,162            21      1986      1997       25
Main Line, PA
    300 Berwyn Park                                   -      3,358       13,422   16,780           228      1989      1997       25
    200 Berwyn Park                                   4      2,364        9,464   11,828           161      1987      1997       25
    16 Campus Boulevard                              28      1,152        4,655    5,807           350      1990      1996       25
    Campus Boulevard - Lot 13                        -         912           -       912            -                 1997


                                      F-17




                                                                     Initial Cost
                                                          ------------------------------------

                                                                                       Net
                                           Encumberances                           Improvements
                                               at                     Building    (Retirements)
                                           December 13,                 and           Since
              Property Name                   1997          Land     Improvements  Acquisition
-----------------------------------------------------------------------------------------------

    Campus Boulevard - Lot 7, 8 & 9            1,638         2,527             -            -
    1974 Sproul Road                               -           841         3,368           37
    100 Berwyn Park                                -         1,821         7,290            -
    18 Campus Boulevard                            -           786         3,312         (104)
King of Prussia / Valley Forge
    7000 Geerdes Boulevard                         -         2,664        10,670            -
    1111 Old Eagle School Road                     -         1,932         7,721            -
    500 North Gulph Road                           -         1,299         5,201          381
Bala Cynwyd
    111 Presidential Boulevard                     -         5,412        21,612            -
                                           ---------      --------      --------       ------
    Total Western Philadelphia Suburbs         7,917        29,236       103,493          716
                                           ---------      --------      --------       ------

READING / ALLENTOWN, PA
    100-300 Gundy Drive                        1,500         6,295        25,180            9
    100 Katchel Blvd                               -         1,854         7,423            1
    6575 Snowdrift Road                        2,294           600         2,411            -
    7248 Tilghman Street                           -           731         2,969          (69)
    7310 Tilghman Street                       2,504           553         2,246            -
                                           ---------      --------      --------       ------
    Total Reading/Allentown                    6,298        10,033        40,229          (59)
                                           ---------      --------      --------       ------





                                                   Gross Amount at Which Carried
                                                         December 31, 1997
                                           -----------------------------------------------


                                                                               Accumulated
                                                       Building              Depreciation at
                                                         and                   December 31,      Date of        Date     Depreciable
              Property Name                  Land    Improvements   Total (3)    1997 (4)      Construction   Acquired       Life
------------------------------------------ -----------------------------------------------  ----------------------------------------

    Campus Boulevard - Lot 7, 8 & 9            2,527            -      2,527            -                       1997
    1974 Sproul Road                             841        3,405      4,246           74          1972         1997         25
    100 Berwyn Park                            1,821        7,290      9,111          124          1986         1997         25
    18 Campus Boulevard                          786        3,208      3,994          325          1990         1996         25
King of Prussia / Valley Forge
    7000 Geerdes Boulevard                     2,664       10,670     13,334          251          1988         1997         25
    1111 Old Eagle School Road                 1,932        7,721      9,653           30          1962         1997         25
    500 North Gulph Road                       1,299        5,582      6,881          294          1979         1996         25
Bala Cynwyd
    111 Presidential Boulevard                 5,412       21,612     27,024           62          1974         1997         25
                                           -----------------------------------------------
    Total Western Philadelphia Suburbs        29,236      104,209    133,445      133,445
                                           -----------------------------------------------

READING / ALLENTOWN, PA
    100-300 Gundy Drive                        6,295       25,189     31,484          424          1970         1997         25
    100 Katchel Blvd                           1,854        7,424      9,278          124          1970         1997         25
    6575 Snowdrift Road                          600        2,411      3,011          229          1988         1996         25
    7248 Tilghman Street                         731        2,900      3,631          208          1987         1996         25
    7310 Tilghman Street                         553        2,246      2,799          307          1985         1996         25
                                           -----------------------------------------------
    Total Reading/Allentown                   10,033       40,170     50,203        1,292
                                           -----------------------------------------------


                                                                     Initial Cost
                                                          ------------------------------------

                                                                                         Net
                                           Encumberances                             Improvements
                                                at                      Building    (Retirements)
                                           December 31,                   and           Since
              Property Name                    1997          Land     Improvements    Acquisition
--------------------------------------------------------------------------------------------------

SOUTHERN NEW JERSEY
Burlington County
    10000 Midlantic Drive                          -         3,206        12,857          151
    2000 Midlantic Drive                           -         2,203         8,823            1
    1000 Howard Boulevard                      5,784         2,297         9,288          417
    1000 Atrium Way                                -         2,060         8,180            -
    1120 Executive Boulevard                   5,922         2,074         8,415          373
    15000 Midlantic Drive                          -         3,061        12,254          104
    Three Greentree Centre                     9,796  (2)      324         6,024          115
    9000 Midlantic Drive                           -         1,472         5,895            -
    4000/5000 West Lincoln Drive                   -           877         3,526            5
    1000/2000 West Lincoln Drive                   -           888         3,568           27
    Two Greentree Centre                           -  (2)      264         4,693           41
    One Greentree Centre                           -  (2)      345         4,440           34
    8000 Lincoln Drive                             -           606         2,887          770
    4000 Midlantic Drive                           -           714         2,947           89
    Five Eves Drive                                -           703         2,819            -
    9000 West Lincoln Drive                        -           610         2,422           26
    Two Eves Drive                                 -           818         3,461           35
    3000 West Lincoln Drive                        -           569         2,293            -
    Four B Eves Drive                              -           588         2,369           30
    Four A Eves Drive                              -           539         2,168            -





                                                  Gross Amount at Which Carried
                                                        December 31, 1997
                                          ----------------------------------------------


                                                                             Accumulated
                                                      Building               Depreciation at
                                                        and                  December 31,     Date of       Date      Depreciable
              Property Name                 Land    Improvements  Total (3)   1997 (4)     Construction   Acquired       Life
----------------------------------------------------------------------------------------  -----------------------------------------

SOUTHERN NEW JERSEY
Burlington County
    10000 Midlantic Drive                     3,206       13,008    16,214          303        1990        1997          25
    2000 Midlantic Drive                      2,203        8,824    11,027          208        1989        1997          25
    1000 Howard Boulevard                     2,297        9,705    12,002          421        1988        1997          25
    1000 Atrium Way                           2,060        8,180    10,240           72        1989        1997          25
    1120 Executive Boulevard                  2,074        8,788    10,862          367        1987        1997          25
    15000 Midlantic Drive                     3,061       12,358    15,419          293        1991        1997          25
    Three Greentree Centre                      324        6,139     6,463        2,817        1984        1986
    9000 Midlantic Drive                      1,472        5,895     7,367          139        1989        1997          25
    4000/5000 West Lincoln Drive                877        3,531     4,408           99        1982        1997          25
    1000/2000 West Lincoln Drive                888        3,595     4,483          111        1982        1997          25
    Two Greentree Centre                        264        4,734     4,998        2,213        1983        1986
    One Greentree Centre                        345        4,474     4,819        2,072        1982        1986
    8000 Lincoln Drive                          606        3,657     4,263          344        1983        1996          25
    4000 Midlantic Drive                        714        3,036     3,750           69        1981        1997          25
    Five Eves Drive                             703        2,819     3,522           79        1986        1997          25
    9000 West Lincoln Drive                     610        2,448     3,058           64        1983        1997          25
    Two Eves Drive                              818        3,496     4,314          182        1987        1997          25
    3000 West Lincoln Drive                     569        2,293     2,862           64        1982        1997          25
    Four B Eves Drive                           588        2,399     2,987           98        1987        1997          25
    Four A Eves Drive                           539        2,168     2,707           81        1987        1997          25





                                                                     Initial Cost
                                                          ------------------------------------

                                                                                         Net
                                           Encumberances                            Improvements
                                                at                    Building       (Retirements)
                                            December 31,                and             Since
              Property Name                    1997         Land    Improvements     Acquisition
--------------------------------------------------------------------------------------------------

Camden County
    Main Street - Plaza 1000                       -         2,726        10,931           27
    Main Street- CAM                               -             1            11            -
    457 Haddonfield Road                       9,099         2,142         9,120          464
    One South Union Place                          -           445         1,803            -
    1007 Laurel Oak Road                           -         1,225         4,900            -
    6 East Clementon Road                          -           564         2,253            -
    King & Harvard                                 -           263         1,069            -
    Main Street - Piazza                           -           695         2,802            -
    20 East Clementon Road                         -           517         2,070            -
    Main Street - Promenade                        -           531         2,052            -
    7 Foster Avenue                                -           174           696            -
    10 Foster Avenue                               -           152           609            -
    50 East Clementon Road                         -           640         2,561            -
    5 Foster Avenue                                -            16            64            -
                                             -------      --------     ---------      -------
    Total Southern New Jersey                 30,601        34,309       150,270        2,709
                                             -------      --------     ---------      -------

DELAWARE
Northern Suburban Wimington
    One Righter Parkway                            -         2,545        10,195           22
    100 Commerce Drive                             -         1,158         4,633            8
                                             -------      --------     ---------      -------
    Total Delaware Properties                      -         3,703        14,828           30
                                             -------      --------     ---------      -------




                                            Gross Amount at Which Carried
                                                  December 31, 1997
                                     ----------------------------------------------


                                                                       Accumulated
                                                Building              Depreciation at
                                                  and                   December 31,     Date of        Date      Depreciable
              Property Name            Land   Improvements   Total (3)    1997 (4)     Construction   Acquired       Life
-----------------------------------------------------------------------------------  ----------------------------------------

Camden County
    Main Street - Plaza 1000            2,726       10,958     13,684        364         1988          1997           25
    Main Street- CAM                        1           11         12          2                       1997           25
    457 Haddonfield Road                2,142        9,584     11,726        529         1990          1996          31.5
    One South Union Place                 445        1,803      2,248         12                       1997           25
    1007 Laurel Oak Road                1,225        4,900      6,125         11         1996          1997           25
    6 East Clementon Road                 564        2,253      2,817          5         1980          1997           25
    King & Harvard                        263        1,069      1,332          7                       1997           25
    Main Street - Piazza                  695        2,802      3,497         93         1990          1997           25
    20 East Clementon Road                517        2,070      2,587          5         1986          1997           25
    Main Street - Promenade               531        2,052      2,583         68         1988          1997           25
    7 Foster Avenue                       174          696        870          2         1983          1997           25
    10 Foster Avenue                      152          609        761          1         1983          1997           25
    50 East Clementon Road                640        2,561      3,201          6         1986          1997           25
    5 Foster Avenue                        16           64         80          -         1968          1997           25
                                     ----------------------------------------------
    Total Southern New Jersey          34,309      152,979    187,288     11,201
                                     ----------------------------------------------

DELAWARE
Northern Suburban Wimington
    One Righter Parkway                 2,545       10,217     12,762          443      1989       1996      25
    100 Commerce Drive                  1,158        4,641      5,799           53      1989       1997      25
                                     ----------------------------------------------
    Total Delaware Properties           3,703       14,858     18,561          496
                                     ----------------------------------------------



                                                                      Initial Cost
                                                          -------------------------------------

                                                                                          Net
                                           Encumberances                              Improvements
                                                at                      Building      (Retirements)
                                           December 31,                   and             Since
              Property Name                    1997          Land     Improvements     Acquisition
---------------------------------------------------------------------------------------------------

OTHER  MARKETS

Twin Forks Office Park,                            -  (2)      2,194        3,324          239
Raleigh, NC
    5910 -6090 Six Forks
Lawrenceville, NJ
    168 Franklin Corner Drive                      -             398        1,597           39
Atlantic County
    500 Scarborough Drive                          -           1,233        4,932            -
    501 Scarborough Drive                          -           1,241        4,966            -
                                             -------        --------     --------      -------
Subtotal - Office Properties                  45,185         105,936      416,142        5,590
                                             -------        --------     --------      -------

INDUSTRIAL PROPERTIES

NORTHERN PHILADELPHIA SUBURBS
Southern Bucks County, PA
    2200 Cabot Boulevard                           -             770        3,117            -
    2250 Cabot Boulevard                           -             559        2,240            -
    2510 Metropolitan Drive                        -           3,304       13,218            -
                                             -------        --------     --------      -------
    Total Northern Philadelphia Suburbs            -           4,633       18,575            -
                                             -------        --------     --------      -------






                                                Gross Amount at Which Carried
                                                      December 31, 1997
                                        -----------------------------------------------


                                                                             Accumulated
                                                      Building               Depreciation at
                                                        and                  December 31,     Date of        Date     Depreciable
              Property Name                Land     Improvements  Total (3)    1997 (4)     Construction   Acquired      Life
--------------------------------------  -----------------------------------------------  -----------------------------------------

OTHER  MARKETS

Twin Forks Office Park,                      2,194        3,563     5,757        1,546         1982         1986         25
Raleigh, NC
    5910 -6090 Six Forks
Lawrenceville, NJ
    168 Franklin Corner Drive                  398        1,636     2,034           88         1976         1996         25
Atlantic County
    500 Scarborough Drive                    1,233        4,932     6,165           11         1987         1997         25
    501 Scarborough Drive                    1,241        4,966     6,207           11         1987         1997         25
                                        -----------------------------------------------
Subtotal - Office Properties               105,936      421,732   527,668       21,787
                                        -----------------------------------------------

INDUSTRIAL PROPERTIES

NORTHERN PHILADELPHIA SUBURBS
Southern Bucks County, PA
    2200 Cabot Boulevard                       770        3,117     3,887          141         1985        1996         25
    2250 Cabot Boulevard                       559        2,240     2,799          101         1985        1996         25
    2510 Metropolitan Drive                  3,304       13,218    16,522          133         1981        1997         25
                                        -----------------------------------------------
    Total Northern Philadelphia Suburbs      4,633       18,575    23,208          375
                                        -----------------------------------------------






                                                                       Initial Cost
                                                          ---------------------------------------

                                                                                            Net
                                           Encumberances                               Improvements
                                                at                        Building     (Retirements)
                                           December 31,                     and            Since
              Property Name                    1997         Land       Improvements     Acquisition
-----------------------------------------------------------------------------------------------------

WESTERN PHILADELPHIA SUBURBS
Lansdale, PA
    1510 Gehman Road                               -          1,201         4,846         (225)
King of Prussia, PA
    201/221 King Manor Drive                       -            713         2,898            -
                                            --------      ---------     ---------      -------
    Total Western Philadelphia Suburbs             -          1,914         7,744         (225)
                                            --------      ---------     ---------      -------

SOUTHERN NEW JERSEY
Burlington County, NJ
    500 Highland Drive                             -          1,062         4,265            -
    300 Highland Drive                             -          1,069         4,247           28
    400 Highland Drive                             -            572         2,299            -
    600 Highland Drive                             -            549         2,205            -
    1000 East Lincoln Drive                        -            263         1,059            -
Camden County, NJ
    2 Foster Avenue                                -            404         1,618            -
    1 Foster Avenue                                -            198           790            -
    4 Foster Avenue                                -            187           746            -
    55 U.S. Avenue                                 -            869         3,476            -
    5 U.S. Avenue                                  -             40           159            -
                                            --------      ---------     ---------      -------
    Total Southern New Jersey                      -          5,213        20,864           28
                                            --------      ---------     ---------      -------
Subtotal - Industrial Properties                   -         11,760        47,183         (197)
                                            --------      ---------     ---------      -------
Grand Total - All Properties                $ 45,185      $ 117,696     $ 463,325      $ 5,393
                                            ========      =========     =========      =======





                                                   Gross Amount at Which Carried
                                                         December 31, 1997
                                         ---------------------------------------------------


                                                                               Accumulated
                                                       Building                Depreciation at
                                                         and                   December 31,     Date of     Date   Depreciable
              Property Name                  Land     Improvements  Total (3)    1997 (4)     Construction Acquired   Life
---------------------------------------  ---------------------------------------------------  -------------------------------

WESTERN PHILADELPHIA SUBURBS
Lansdale, PA
    1510 Gehman Road                            1,201        4,621       5,822          273      1990       1996      25
King of Prussia, PA
    201/221 King Manor Drive                      713        2,898       3,611           86      1964       1997      25
                                         ---------------------------------------------------
    Total Western Philadelphia Suburbs          1,914        7,519       9,433          359
                                         ---------------------------------------------------

SOUTHERN NEW JERSEY
Burlington County, NJ
    500 Highland Drive                          1,062        4,265       5,327          104      1990       1997      25
    300 Highland Drive                          1,069        4,275       5,344          107      1990       1997      25
    400 Highland Drive                            572        2,299       2,871           56      1990       1997      25
    600 Highland Drive                            549        2,205       2,754           54      1990       1997      25
    1000 East Lincoln Drive                       263        1,059       1,322            1      1981       1997      25
Camden County, NJ
    2 Foster Avenue                               404        1,618       2,022            4      1974       1997      25
    1 Foster Avenue                               198          790         988            1      1972       1997      25
    4 Foster Avenue                               187          746         933            1      1974       1997      25
    55 U.S. Avenue                                869        3,476       4,345            8      1982       1997      25
    5 U.S. Avenue                                  40          159         199            -      1987       1997      25
                                         ---------------------------------------------------
    Total Southern New Jersey                   5,213       20,892      26,105          336
                                         ---------------------------------------------------
Subtotal - Industrial Properties               11,760       46,986      58,746        1,070
                                         ---------------------------------------------------
Grand Total - All Properties                $ 117,696    $ 468,718   $ 586,414     $ 22,857
                                         ===================================================



(1) Both of these properties secure a single loan.

(2) At December 31, 1997, the two mortgage loans total $2,658,000 and $7,138,000, receptively. The loans are cross-collateralized and are secured by first mortgages on each property.

(3) Reconciliation of Real Estate:
    The following table reconciles the real estate investments from January 1, 1997 to December 31, 1997(in thousands):
         Balance at beginning of year       $161,284
         Additions during year:
           Acquisitions                      419,502
           Capital expenditures                6,120
         Deletions during year:
           Retirements                          (492)
         Balance at end of year             $586,414

(4) Reconciliation of Accumulated Depreciation:
    The following table reconciles the accumulated depreciation on real estate investments from January 1, 1997 to December 31, 1997(in thousands):
         Balance at beginning of year        $ 9,383
         Additions during year:
           Depreciation expense               13,966
         Deletions during year:
           Retirements                          (492)
                                            --------
         Balance at end of year              $22,857

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BRANDYWINE OPERATING PARTNERSHIP, L.P.

                                   By: Brandywine Realty Trust
                                   Its: General Partner

Date: June 5, 1998                    By: /s/ Gerard H. Sweeney
                                          ----------------------
                                          Gerard H. Sweeney
                                          President and Chief Executive Officer

                                  EXHIBIT INDEX

21.1     List of Subsidiaries
27.1     Financial Data Schedule